IXIA
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 28, 2008
     The Annual Meeting of the Shareholders of Ixia, a California corporation (the “Company”), will be held Wednesday, May 28, 2008, at 9:00 a.m., local time, at the Renaissance Hotel, located at 30100 Agoura Road, Agoura Hills, California 91301. The purposes of the Annual Meeting are:
     1. To elect five directors for a one-year term. The names of the nominees intended to be presented for election are: Atul Bhatnagar, Jonathan Fram, Errol Ginsberg, Gail Hamilton and Jon F. Rager.
     2. To approve the Company’s 2008 Equity Incentive Plan.
     3. To approve a one-time stock option exchange program for employees other than the Company’s executive officers and directors, including an amendment to the Company’s 2008 Equity Incentive Plan.
     4. To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2008.
     5. To transact such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.
     The record date for our Annual Meeting is April 4, 2008. Only record holders of Common Stock at the close of business on April 4, 2008 are entitled to receive notice of and to vote at the Annual Meeting.
     We cordially invite all shareholders to attend the Annual Meeting in person. Whether or not you expect to attend the Annual Meeting in person, your vote is important to us and to our business, and we therefore encourage you to sign and return your proxy card in the enclosed postage-prepaid envelope, or vote by telephone or over the Internet following the instructions on your proxy card, so that your shares will be represented and voted at the Annual Meeting. Any shareholder of record attending the Annual Meeting may vote in person even if he or she has returned a proxy.
By Order of the Board of Directors
Ronald W. Buckly
Corporate Secretary
Calabasas, California
April 23, 2008
PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT TO US PROMPTLY IN THE ENCLOSED ENVELOPE. YOUR VOTE IS IMPORTANT TO US.
*     *     *     *     *

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY
MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE
HELD ON MAY 28, 2008
     THIS PROXY STATEMENT AND THE 2007 ANNUAL REPORT TO SHAREHOLDERS, INCLUDING OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007, ARE AVAILABLE FOR VIEWING, PRINTING AND DOWNLOADING AT:
www.envisionreports.com/xxia
     A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EXHIBITS, WILL ALSO BE FURNISHED WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN OR ORAL REQUEST TO IXIA, ATTENTION TOM MILLER, CHIEF FINANCIAL OFFICER, IXIA, 26601 W. AGOURA ROAD, CALABASAS, CA 91302 USA; TELEPHONE 818.871.1800.

IXIA
PROXY STATEMENT
INFORMATION CONCERNING SOLICITATION AND VOTING
General
     The Board of Directors of Ixia (the “Board”) is furnishing you with this proxy statement to solicit proxies for use at our Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, May 28, 2008, at 9:00 a.m., local time, for the purposes described in this proxy statement and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Renaissance Hotel which is located at 30100 Agoura Road, Agoura Hills, California 91301.
     These proxy solicitation materials are first being mailed on or about April 28, 2008 to all of our shareholders entitled to vote at the Annual Meeting.
     Only shareholders of record at the close of business on April 4, 2008, which is the Record Date, are entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, 67,324,424 shares of our Common Stock were issued and outstanding.
     Any proxy that you give in response to this proxy solicitation may be revoked by you at any time before its use in one of two ways, either by:
•	delivering to our Corporate Secretary a written notice of revocation or another proxy bearing a later date, or

•	attending the Annual Meeting and voting in person.
Voting and Solicitation
     Methods of Voting. You may vote by mail or in person at the Annual Meeting.
     Voting by Mail. By signing the proxy card and returning it in the prepaid and addressed envelope enclosed with proxy materials delivered by mail, you are authorizing the individuals named on the proxy card (known as “proxies”) to vote your shares at the Annual Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Annual Meeting so that your shares will be voted if you are unable to attend the Annual Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.
     Voting in Person at the Annual Meeting. If you plan to attend the Annual Meeting and vote in person, we will provide you with a ballot at the Annual Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Annual Meeting. If your shares are held in the name of your broker or other nominee, you are considered the beneficial owner of shares held in street name. As a beneficial owner, if you wish to vote at the Annual Meeting, you will need to bring to the Annual Meeting a legal proxy from your broker or other nominee authorizing you to vote those shares.
     Voting by Telephone. To vote by telephone, please following the instructions included on your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

     Voting over the Internet. To vote over the Internet, please follow the instructions included on your proxy card. If you vote over the Internet, you do not need to complete and mail your proxy card.
     Voting for Directors. In the election of directors, you may vote “FOR” all or some of the director nominees, or your vote may be “WITHHELD” for one or more of the director nominees. You may also cumulate your votes in the election of directors if you or any other shareholder notifies us at the Annual Meeting prior to voting of an intention to cumulate votes.
     Cumulative voting allows you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of our Common Stock, and there are five directors to be elected at our Annual Meeting, you may allocate 500 “FOR” votes (five times 100) among as few or as many of the five nominees to be voted on at the Annual Meeting as you choose.
     If you sign your proxy card or voting instruction card with no further instructions, the proxy holders may cumulate and cast your votes in favor of the election of some or all of the applicable nominees in their sole discretion, except that the proxy holders will not cast your votes for a nominee if you have instructed that votes be “WITHHELD” for that nominee.
     Voting on All Other Matters. Each share of Common Stock outstanding as of the close of business on the Record Date has one vote. You may vote “FOR,” “AGAINST” or “ABSTAIN” for any proposal other than a proposal relating to the election of directors. Except as otherwise required by law, our Articles of Incorporation or our Bylaws, the affirmative vote of a majority of shares present or represented by proxy and voting at our Annual Meeting is required for the approval of matters other than the election of directors. California state law also requires that the number of shares voting “FOR” any matter must equal at least a majority of the required quorum for the meeting.
     You may vote part of your shares “FOR” any proposal and refrain from voting your remaining shares or you may vote your remaining shares “AGAINST” the proposal. If you fail to specify the number of shares you are voting “FOR” a proposal, then we are allowed to assume that you are voting all of your shares “FOR” the proposal.
     Effect of Abstentions. Abstentions are included in determining the number of shares present and entitled to vote for purposes of determining the presence of a quorum. In the case of election of directors, however, your abstention will have no effect on the outcome on the election of directors.
     In general, abstentions are not counted either “FOR” or “AGAINST” a proposal being voted on. If, however, the number of abstentions is such that the “FOR” votes, while outnumbering the votes “AGAINST” the proposal, do not equal at least a majority of the quorum required for the meeting, the proposal will be defeated and, in this case, abstentions will have the same effect as a vote “AGAINST” the proposal.
     For example, if 60% of our outstanding shares are represented in person or by proxy at a meeting at which the required quorum is a majority of the outstanding shares, and the vote on a proposal is 30% in favor, 15% against and 15% abstaining, then the proposal will be adopted. However, if 21% vote in favor, 19% vote against and 20% abstain, then the proposal will be defeated because 21% does not represent a majority of the required quorum, even though the affirmative votes outnumber the negative votes.
     Effect of “Broker Non-Votes.” If you hold your shares at the account of a brokerage firm or bank, it is likely that your shares are held in “street name.” Shares that are held in “street name” are held in the name of the brokerage firm or bank or the name of a nominee. Brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. Examples of routine matters include the election of directors when the candidates are unopposed and proposals to ratify the appointment of a company’s independent registered public accounting firm. If a proposal is not a routine matter, the broker or nominee may not vote the shares with respect to the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a nonroutine matter, then such action is referred to as a “broker non-vote.”
     The cost of this solicitation will be borne by the Company. We have retained the services of Georgeson Shareholder to assist in distributing proxy materials to brokerage houses, banks, custodians and other nominee holders. The estimated cost of such services is $2,000 plus out-of-pocket expenses. We may reimburse brokerage houses and other persons representing beneficial owners of shares for their expenses in forwarding proxy materials to such beneficial owners, although there are no formal agreements in place. Proxies may be solicited by our directors, officers and regular employees, without additional compensation.
     Voting Confidentiality. Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. This information will not be disclosed except as required by law.
Deadline for Receipt of Shareholder Proposals
     Proposals of shareholders of Ixia which are intended to be presented by such shareholders at the Company’s annual meeting of shareholders to be held in 2009 (the “2009 Annual Meeting”) must be received by the Company no later than December 24, 2008 to be included in the proxy materials relating to that annual meeting. In addition, proxies solicited by management may confer discretionary authority to vote on matters which are not included in the proxy statement but which are raised at the 2009 Annual Meeting, unless we receive written notice of such matters on or before February 27, 2009; provided, however, that if the date of the 2009 Annual Meeting is more than 30 days before or after the anniversary date of the 2008 Annual Meeting, we must receive written notice of such matters not later than the close of business on the 10th day following the day on which notice of the date of the 2009 Annual Meeting is mailed to shareholders or otherwise publicly disclosed. It is recommended that shareholders submitting proposals direct them to the Corporate Secretary of the Company by sending them by certified mail, return receipt requested, in order to ensure timely delivery. No such proposals were received with respect to the 2008 Annual Meeting scheduled for May 28, 2008.
PROPOSAL 1 — ELECTION OF DIRECTORS
     Our Bylaws provide for Ixia’s Board of Directors to consist of four to seven directors. The number of authorized directors is currently set at six, but will be reduced to five immediately before the election of directors at the Annual Meeting. A board of five directors will therefore be elected at the Annual Meeting. Unless otherwise instructed, proxy holders will vote the proxies received by them for our five nominees named below, all of whom currently serve as directors of Ixia and four of whom were previously elected by our shareholders (Mr. Bhatnagar was appointed by our Board of Directors in September 2007 in connection with his appointment at that time as our President and Chief Operating Officer).
     In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, your proxy will be voted for any nominee who is designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in accordance with cumulative voting to assure the election of as many of the nominees listed in this proxy statement as possible and, in this event, the specific nominees to be voted for will be determined by the proxy holders. We do not expect that any of our five nominees will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of our shareholders and such time as his or her successor is duly elected and qualified or until his or her earlier resignation, removal or death.
Nominees
     The names of our nominees, and certain information about them as of April 1, 2008, are set forth below:

Name	Age	Position(s) with the Company	Director Since
Atul Bhatnagar	50	Director, President and Chief Executive Officer	2007
Errol Ginsberg	52	Chairman of the Board and Chief Innovation Officer	1997
Jonathan Fram	51	Director	2005
Gail Hamilton	58	Director	2005
Jon F. Rager	68	Director	1997
     Mr. Bhatnagar joined the Company as President and Chief Operating Officer and as a director in September 2007 and became President and Chief Executive Officer in March 2008. From July 2006 until August 2007, Mr. Bhatnagar served as Vice President, Products of Divatas Networks, a developer of enterprise network solutions that provide voice and data mobility over disparate networks. From 2000 until June 2006, Mr. Bhatnagar served as Vice President and General Manager of Nortel’s Enterprise Data Networks Division.
     Mr. Ginsberg served as the Company’s President from May 1997 until September 2007 and held the additional position of Chief Executive Officer from September 2000 until March 2008 when he assumed his current position as Chief Innovation Officer. Mr. Ginsberg has been a director since May 1997, and in January 2008, he became Chairman of the Board.
     Mr. Fram has been a director of the Company since July 2005. Since March 2006, Mr. Fram has served as Managing Partner of Maveron III LLC, a venture capital firm. From July 2005 until March 2006, Mr. Fram served as an Entrepreneur in Residence at Doll Capital Management, a venture capital firm. Mr. Fram served as Chief Executive Officer of Envivio, a provider of MPEG-4 broadcast and streaming solutions, from October 2001 until December 2003. Mr. Fram also serves as a member of the Board of Directors of Marchex, Inc.
     Ms. Hamilton has been a director of the Company since July 2005. From March 2000 until January 2005, Ms. Hamilton held various positions at Symantec Corporation, a provider of information security products, including Executive Vice President and General Manager, Global Services and Support from January 2004 until January 2005, Executive Vice President, Product Delivery and Response from April 2001 until December 2003, and Senior Vice President, Enterprise Solutions Division from March 2000 until April 2001. Ms. Hamilton also serves as a member of the Board of Directors of Open Text Corporation and Arrow Electronics, Inc.
     Mr. Rager has been a director of the Company since May 1997 and served as the Company’s Chief Financial Officer from June 1997 to March 2000. From 1975 until his retirement in 2006, Mr. Rager was a practicing accountant with, and President of, RBDM Rager Meyer Accountancy Corporation (and its predecessors).
     There is no family relationship between any director or executive officer of the Company and any other director or executive officer of the Company.

Information Regarding our Board of Directors and its Committees
     Our Board of Directors held a total of nine meetings during 2007 and acted five times by unanimous written consent. The Board of Directors has a standing Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Strategic Planning Committee. During 2007, each of our directors, other than our former director and current Chairman Emeritus of the Board, Jean-Claude Asscher, attended at least 75% of all Board meetings and meetings of Committees of which he or she was a member.
     We strongly encourage our Board members to attend our annual meetings of shareholders. All of our then serving Board members attended our 2007 annual meeting of shareholders.
     Director Independence. Ixia’s directors meet the standards for director independence under listing standards established by The Nasdaq Stock Market (“Nasdaq”) and under the rules of the Securities and Exchange Commission (“SEC”). An “independent director” means a person other than an executive officer or employee of Ixia, or any other individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For a director to be considered independent and among other criteria, the Board must affirmatively determine that neither the director nor an immediate family member of the director has had any direct or indirect material relationship with Ixia within the last three years.
     The Board considered relationships, transactions and/or arrangements between the Company and each of the directors in determining whether he or she was independent. The Board has affirmatively determined that each member of the Board, other than Messrs. Ginsberg and Bhatnagar, is an independent director under applicable Nasdaq listing standards and SEC rules. Messrs. Ginsberg and Bhatnagar do not meet the independence standards because each is an officer and employee of Ixia.
     The non-employee directors meet regularly in executive sessions without the presence of Messrs. Ginsberg and Bhatnagar or other members of Ixia’s management in connection with regularly scheduled Board meetings and from time to time as they deem necessary or appropriate.
     Audit Committee. The current members of our Audit Committee are Messrs. Entekhabi and Rager (Chairman) and Ms. Hamilton. The Board has determined that each member of the Audit Committee is “independent” under current Nasdaq listing standards and SEC rules. In addition, the Board has determined that each member of the Audit Committee is financially literate for purposes of the Nasdaq listing standards, and that each of Messrs. Entekhabi and Rager qualifies as an audit committee financial expert within the meaning of applicable SEC regulations. During 2007, the Audit Committee met 36 times. The duties, responsibilities and operation of the Audit Committee are governed by a written charter approved by our Board, a copy of which is available on our website at www.ixiacom.com.
     The Audit Committee assists the Board in fulfilling its oversight responsibilities for financial matters. Specifically, the Audit Committee assists the Board in overseeing:
•	the integrity of our financial statements,

•	the qualifications and independence of our independent registered public accounting firm,

•	the performance of our independent registered public accounting firm,

•	the integrity of our systems of internal accounting and financial controls, and

•	our compliance with legal and regulatory requirements.

     The Audit Committee has sole authority for selecting, evaluating and, when appropriate, replacing our independent registered public accounting firm. The Committee meets privately, outside the presence of management, with our independent registered public accounting firm to discuss our internal accounting control policies and procedures. The Committee also reviews and approves in advance the services provided and fees charged by our independent registered public accounting firm.
     Compensation Committee. The current members of our Compensation Committee are Messrs. Entekhabi (Chair), Fram and Rager and Ms. Hamilton. The Board has determined that each member of the Compensation Committee is “independent” under current Nasdaq listing standards. During 2007, the Compensation Committee met 18 times. The duties, responsibilities and operation of the Compensation Committee are governed by a written charter approved by our Board, a copy of which is available on our website at www.ixiacom.com.
     The Compensation Committee is responsible for overseeing and advising the Board with respect to our compensation and employee benefit plans and practices, including our executive compensation plans and our incentive compensation and equity-based plans other than our Amended and Restated Non-Employee Director Equity Incentive Plan. The Compensation Committee:
•	approves our executive officer and employee bonus plans,

•	determines the compensation paid to our executive officers, including our President and Chief Executive Officer,

•	recommends to the Board the compensation paid to non-employee directors for Board and committee service, and

•	administers our Amended and Restated 1997 Equity Incentive Plan, including determining the persons to whom equity awards are granted and the terms of those awards.
     Nominating and Corporate Governance Committee. The current members of the Nominating and Corporate Governance Committee are Messrs. Entekhabi (Chair) and Fram and Ms. Hamilton. The Nominating and Corporate Governance Committee met 17 times during 2007. The Nominating and Corporate Governance Committee also from time to time met informally to review Board and committee composition and related matters. The duties, responsibilities and operation of the Nominating and Corporate Governance Committee are governed by a written charter approved by our Board, a copy of which is available on our website at www.ixiacom.com.
     The Nominating and Corporate Governance Committee is responsible for:
•	recommending to the Board individuals qualified to serve as directors and as members of committees of the Board,

•	advising the Board with respect to Board composition, procedures, committees and related matters, and

•	overseeing the review and evaluation of the Board’s performance.

The Nominating and Corporate Governance Committee is authorized to retain advisors and consultants, but did not retain any such advisors or consultants during 2007.
     The Nominating and Corporate Governance Committee recommends to the Board the slate of directors to be elected at our annual meetings of shareholders. The Nominating and Corporate

Governance Committee considers candidates for director nominees recommended by our directors, officers and shareholders. The Nominating and Corporate Governance Committee discusses the required selection criteria and qualifications of director nominees based upon our Company’s needs at the time nominees are considered. Although there are no stated minimum criteria for director nominees, in evaluating director candidates, the Nominating and Corporate Governance Committee considers factors that are in the best interests of our Company and our shareholders, including, among others:
•	the knowledge, experience, integrity and judgment of possible candidates for nomination as directors,

•	the potential contribution of each candidate to the diversity of backgrounds, experience and competencies which we desire to have represented on the Board, and

•	each candidate’s ability to devote sufficient time and effort to his or her duties as a director.
     If you wish to recommend a director candidate, please send the following information to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Ixia, 26601 West Agoura Road, Calabasas, California 91302:
•	name of the candidate and a summary of the candidate’s background and qualifications,

•	contact information for the candidate and a document showing the candidate’s willingness to serve as a director if elected, and

•	a signed statement in which you give your current status as an Ixia shareholder and in which you indicate the number of shares of Ixia Common Stock that you beneficially own.
     The Nominating and Corporate Governance Committee makes a preliminary assessment of each proposed nominee based upon the candidate’s background and qualifications, an indication of the individual’s willingness to serve and other information. The Nominating and Corporate Governance Committee evaluates this information against the criteria described above and Ixia’s specific needs at that time. Based upon a preliminary assessment of the candidates, those who appear best suited to meet our needs may be invited to participate in a series of interviews, which are used as a further means of evaluating potential candidates. On the basis of information learned during this process, the Nominating and Corporate Governance Committee determines which nominees to recommend to the Board to submit for election at the next annual meeting of shareholders. The Nominating and Corporate Governance Committee uses the same process for evaluating all nominees, regardless of the original source of the nomination.
     Strategic Planning Committee. The Strategic Planning Committee, whose members are Messrs. Entekhabi, Fram, Ginsberg (Chair) and Rager and Ms. Hamilton, met once during 2007. The Strategic Planning Committee was formed in September 2006 to assist and advise the Company’s management with respect to corporate development activities outside the ordinary course of the Company’s business and strategic alternatives under consideration from time to time by the Company. The duties, responsibilities and operation of the Strategic Planning Committee are governed by a written charter approved by our Board, a copy of which is available on our website at www.ixiacom.com.

Compensation of Directors
     The following table shows compensation information for Ixia’s non-employee directors for 2007:
Director Compensation for 2007

	Fees Earned or	Stock	Option
	Paid in Cash	Awards	Awards	Total
Name(1)	($)	($) (2)(3)	($) (4) (5)	($)
Jean-Claude Asscher	$55,000	$31,557	$4,149	$90,706

Massoud Entekhabi	174,000	31,557	4,149	209,706

Jonathan Fram	98,000	31,557	17,107	146,664

Gail Hamilton	135,000	31,557	17,107	183,664

Jon F. Rager	157,000	31,557	4,149	192,706

(1)	Because Messrs. Ginsberg and Bhatnagar served concurrently as executive officers and members of the Board in 2007, they did not receive any compensation in their capacity as members of the Board.

(2)	The amounts shown in this column do not reflect compensation actually received by the directors. The amounts shown reflect the compensation expense recognized in our consolidated financial statements for 2007 as determined in accordance with the Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payments” (“SFAS 123R”) for the 4,000 restricted stock units (“RSUs”) granted on May 25, 2007 to each of such directors under the Amended and Restated Non-Employee Director Equity Incentive Plan (the “Director Plan”). Pursuant to SEC rules, these amounts are not reduced by an estimate of forfeiture probability. The assumptions used to calculate the annual compensation expense associated with these RSU awards are described in Note 8 to the Company’s Consolidated Financial Statements for the year ended December 31, 2007 included in our Annual Report on Form 10-K for 2007 as filed with the SEC on March 5, 2008. As of December 31, 2007, each of the directors held RSUs covering 2,000 shares.

(3)	The fair value of the RSUs awarded to each non-employee director as of the date of his or her award was $36,640 as determined in accordance with SFAS 123R.

(4)	The amounts shown in this column do not reflect compensation actually received by the directors. The amounts shown reflect the compensation expense recognized in our consolidated financial statements for 2007 as determined in accordance with SFAS 123R. Pursuant to SEC rules, these amounts are not reduced by an estimate of forfeiture probability. The assumptions used to calculate the annual compensation expense associated with these option awards are described in Note 8 to the Company’s Consolidated Financial Statements for the year ended December 31, 2007 included in our Annual Report on Form 10-K for 2007 as filed with the SEC on March 5, 2008. The amounts recognized in 2007 as annual compensation expense reflect compensation expense attributable to stock options granted to such directors in 2006 under our Director Plan.

(5)	As of December 31, 2007, the directors held options granted under our Director Plan (and, in the case of Mr. Entekhabi, additional options granted to him in connection with his initial appointment to the Board in 2003) to purchase the following aggregate numbers of shares of our Common Stock: Mr. Asscher – 45,000 shares; Mr. Entekhabi – 65,000 shares; Mr. Fram – 44,166 shares; Ms. Hamilton – 44,166 shares; and Mr. Rager – 45,000 shares.
     We pay to each non-employee director an annual retainer of $35,000, to each member of the Audit Committee an annual retainer of $10,000 (except the Chair of the Audit Committee who is paid $20,000), to each member of the Compensation Committee an annual retainer of $9,000 (except the Chair of the Compensation Committee who is paid $12,000), to each member of the Nominating and Corporate Governance Committee an annual retainer of $5,000 (except the Chair of the Nominating and Corporate Governance Committee who is paid $7,000) and to each member of the Strategic Planning Committee an annual retainer of $5,000. We also pay each non-employee director a fee for each meeting attended as follows: Board of Directors – $2,000, Audit Committee – $1,500, Compensation Committee – $1,000, Nominating and Corporate Governance Committee – $1,000, Strategic Planning Committee – $1,000.
     The total amount of cash compensation paid to all non-employee directors for 2007 was $619,000. We also reimburse all directors for reasonable expenses incurred in connection with attending Board and Committee meetings.
     Directors who are not Ixia employees are ineligible to participate in our equity incentive plans for employees. Under our Amended and Restated Non-Employee Director Equity Incentive Plan (the

“Director Plan”), commencing in 2007, each non-employee director re-elected at an annual meeting of our shareholders automatically receives restricted stock units (“RSUs”) covering 4,000 shares of Ixia Common Stock. The RSUs vest in four equal quarterly installments. Directors who are elected or appointed to our Board for the first time receive 14,000 RSUs if they are elected or appointed on the date of an annual meeting of shareholders. If a director joins our Board on any date other than the date of an annual meeting, he or she receives a number of RSUs equal to 10,000 plus a pro rata portion of 4,000 based on the number of months that have elapsed since our most recent annual meeting of shareholders. The RSUs awarded to new directors vest in eight equal quarterly installments over two years.
     In accordance with the terms of the Director Plan, each of Messrs. Asscher, Entekhabi, Fram and Rager and Ms. Hamilton was awarded 4,000 restricted stock units upon re-election as a director at our 2007 annual meeting of shareholders. If re-elected to the Board at the Annual Meeting, Messrs. Fram and Rager and Ms. Hamilton will each automatically receive 4,000 RSUs on the date of the Annual Meeting. The RSUs would vest in four equal quarterly installments.
Shareholder Communications with the Board of Directors
     We have implemented a process by which our shareholders may send written communications to the Board’s attention. Any shareholder wishing to communicate with the Board, any of its Committees or one or more of its individual directors, may do so by sending a letter addressed to the Ixia Board of Directors, the particular Committee or the individual director(s), c/o Corporate Secretary, Ixia, 26601 West Agoura Road, Calabasas, California 91302. We have instructed the Corporate Secretary to promptly forward all communications so received directly to the full Board, the Committee or the individual Board member(s) specifically addressed in the communication.
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
     The information contained in this report shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference in such filing.
     All members of the Audit Committee are independent directors under current Nasdaq listing standards and meet applicable financial experience requirements. The duties, responsibilities and operation of the Audit Committee are governed by a charter, a copy of which is available on our website at www.ixiacom.com.
     The Audit Committee is responsible for overseeing management’s financial reporting practices and internal controls. Our management has the primary responsibility for Ixia’s financial statements and the financial reporting process, including internal controls, and is responsible for reporting on the effectiveness of our internal control over financial reporting. Our management is responsible for the preparation, presentation and integrity of our financial statements and financial reporting and control processes and procedures, including our system of internal control over financial reporting and our disclosure controls and procedures. PricewaterhouseCoopers LLP, our independent registered public accounting firm, is responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States. In addition, PricewaterhouseCoopers LLP is responsible for expressing an opinion on our maintenance of effective internal control over financial reporting.
     In the performance of our oversight function, we have reviewed and discussed the Company’s audited consolidated financial statements with our management and PricewaterhouseCoopers LLP. We discussed with our management and with PricewaterhouseCoopers LLP their judgments as to both the quality and the acceptability of our accounting principles, the reasonableness of significant judgments reflected in the financial statements and the clarity of the disclosures in the financial statements. During 2007, we continued to monitor the progress and results of the testing pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 of our internal control over financial reporting. As part of our oversight responsibilities, we met periodically with PricewaterhouseCoopers LLP, separately and with management present, to discuss the adequacy and effectiveness of the Company’s internal control over financial reporting and the quality of its financial reporting process.
     Commencing in 2006, we also oversaw and monitored management’s conduct of an internal accounting review related to revenue recognition with respect to Ixia’s software upgrade and support practices and the resulting restatement of the Company’s previously reported financial results for the quarters ended March 31, 2006 and June 30, 2006 and for the other prior periods included in the amended reports filed with the SEC in February 2007. During the course of and in connection with the restatement process, we held 17 and 23 meetings during 2006 and 2007, respectively, and participated in numerous additional working sessions and informal meetings.
     We have also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement of Auditing Standards No. 61, Communication with Audit Committees, as currently in effect, including, among other items, matters related to the conduct by PricewaterhouseCoopers LLP of the audit of our consolidated financial statements. We have also discussed with PricewaterhouseCoopers LLP the other matters that are required to be discussed by an independent registered public accounting firm with an audit committee under the standards of the Public Company Accounting Oversight Board. We have also received the written disclosures and correspondence from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and have discussed with PricewaterhouseCoopers LLP matters relating to its independence from Ixia.
     Our management and PricewaterhouseCoopers LLP have more resources and time, and more detailed knowledge and information regarding our accounting, auditing, internal control and financial reporting practices, than we do. We rely without independent verification on the information provided to us and on the representations made by management and by PricewaterhouseCoopers LLP. Accordingly, our oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions referred to above do not assure that the audit of our consolidated financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in conformity with generally accepted accounting principles, or that PricewaterhouseCoopers LLP is in fact “independent.”
     Based upon the review and discussions described in this report, and subject to the limitations on our role and responsibilities described above and in our Charter, we recommended to the Board of Directors that Ixia’s audited consolidated financial statements be included in Ixia’s Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the SEC in March 2008.
AUDIT COMMITTEE
Jon F. Rager, Chairman
Massoud Entekhabi
Gail Hamilton

COMMON STOCK OWNERSHIP OF
PRINCIPAL SHAREHOLDERS AND MANAGEMENT
     The following table summarizes information regarding beneficial ownership of our Common Stock as of April 1, 2008 by: (a) each person who is known to own beneficially more than 5% of the outstanding shares of our Common Stock, (b) each of our directors, (c) each of the executive officers named in the Summary Compensation Table below who were executive officers at December 31, 2007, and (d) all of our current executive officers and directors as a group:

Name of Beneficial Owner	Shares Beneficially Owned(1)		Percent of Class
Compagnie Fiduciaire Trustees Limited,	23,967,000	(2)	35.6%
as trustee of the Capital Group Trust(2) P.O. Box 801 Victoria Chambers 1-3 Esplanade St. Helier, Jersey JE4 0SZ Channel Islands

Franklin Resources, Inc.	5,530,874	(3)	8.2
One Franklin Parkway San Mateo, California 94403

Errol Ginsberg	4,985,201	(4)	7.4
c/o Ixia 26601 W. Agoura Road Calabasas, California 91302

Ronald W. Buckly	687,746	(5)	1.0

Jon F. Rager	489,000	(6)	*

Thomas B. Miller	371,939	(7)	*

Walker H. Colston, II	88,974	(8)	*

Victor Alston	86,296	(9)	*

Massoud Entekhabi	75,100	(10)	*

Jonathan Fram	48,166	(11)	*

Gail Hamilton	48,166	(12)	*

Atul Bhatnagar	2,812	(13)	*

Executive officers and directors as a group	6,883,400	(14)	10.1
(12 persons)

*	Less than one percent.

(1)	Such persons have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2)	The record owner of these shares is Technology Capital Group S.A., an investment company organized under the laws of Luxembourg (“TCG”). Compagnie Fiduciaire Trustees Limited, as trustee of the Capital Group Trust, is the principal beneficial owner of TCG.

(3)	Based on an Amendment No. 1 to Schedule 13G filed February 4, 2008 on behalf of Franklin Resources, Inc. (“FRI”), Charles B. Johnson and Rupert H. Johnson, Jr. wherein they report that they may be deemed to beneficially own such shares which are held by investment management clients of investment managers that are direct or indirect subsidiaries of FRI. Charles B. Johnson and Rupert H. Johnson, Jr. report that they are the principal stockholders of FRI. Each of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. disclaims any pecuniary interest in such shares.
(footnotes continue on next page)

(4)	Includes 4,708,951 shares held by the Errol Ginsberg and Annette R. Michelson Family Trust, of which Mr. Ginsberg and Annette R. Michelson are trustees and as to which shares they share voting and investment power. Ms. Michelson is the wife of Mr. Ginsberg. Also includes 281,250 shares subject to options held by Mr. Ginsberg which are exercisable or become exercisable within 60 days after April 1, 2008 and 2,500 shares subject to RSUs which vest within 60 days after April 1, 2008.

(5)	Includes 25,600 shares held in trust for Mr. Buckly’s minor children. Also includes 67,500 shares subject to options held by Mr. Buckly which are exercisable or become exercisable within 60 days after April 1, 2008 and 313 shares subject to RSUs which vest within 60 days after April 1, 2008.

(6)	Includes 443,000 shares held by the Rager Family Trust, of which Mr. Rager and his wife are trustees and as to which shares they share voting and investment power. Also includes 45,000 shares subject to options held by Mr. Rager which are exercisable or become exercisable within 60 days after April 1, 2008 and 1,000 shares subject to RSUs which vest within 60 days after April 1, 2008.

(7)	Includes 359,894 shares subject to options held by Mr. Miller which are exercisable or become exercisable within 60 days after April 1, 2008 and 1,250 shares subject to RSUs which vest within 60 days after April 1, 2008.

(8)	Includes 67,199 shares subject to options held by Mr. Colston which are exercisable or become exercisable within 60 days after April 1, 2008 and 2,813 shares subject to RSUs that vest within 60 days after April 1, 2008.

(9)	Includes 68,760 shares subject to options held by Mr. Alston which are exercisable or become exercisable within 60 days after April 1, 2008 and 3,782 shares subject to restricted stock units which vest within 60 days after April 1, 2008.

(10)	Includes 3,100 shares held by Mr. Entekhabi as custodian for his adult child and as to which shares Mr. Entekhabi has sole voting and investment power. Also includes 65,000 shares subject to options held by Mr. Entekhabi which are exercisable or become exercisable within 60 days after April 1, 2008 and 1,000 shares subject to RSUs which vest within 60 days after April 1, 2008.

(11)	Represents 44,166 shares subject to options held by Mr. Fram which are exercisable or become exercisable within 60 days after April 1, 2008 and 1,000 shares subject to RSUs which vest within 60 days after April 1, 2008.

(12)	Represents 44,166 shares subject to options held by Ms. Hamilton which are exercisable or become exercisable within 60 days after April 1, 2008 and 1,000 shares subject to RSUs which vest within 60 days after April 1, 2008.

(13)	Includes 937 shares subject to RSUs which vest within 60 days after April 1, 2008.

(14)	Includes 1,042,935 shares subject to options and 15,595 shares subject to RSUs held by current executive officers and directors as a group, which options are exercisable or become exercisable within 60 days after April 1, 2008 and which RSUs vest within 60 days after April 1, 2008.
EXECUTIVE OFFICERS
     Our executive officers and certain information about them as of April 1, 2008 are described below:

Name	Age	Position(s)
Errol Ginsberg	52	Chairman of the Board and Chief Innovation Officer
Atul Bhatnagar	50	President, Chief Executive Officer and Director
Thomas B. Miller	52	Chief Financial Officer
Victor Alston	36	Senior Vice President, Product Development
Ronald W. Buckly	56	Senior Vice President, Corporate Affairs and General Counsel
Alan Grahame	55	Senior Vice President, Worldwide Sales
Walker H. Colston, II	47	Vice President, Engineering Operations
Raymond de Graaf	41	Vice President, Operations
     The Board appoints our executive officers, who then serve at the discretion of the Board. For information concerning Messrs. Ginsberg and Bhatnagar, see “Election of Directors — Nominees” above.
     Mr. Miller has served as Chief Financial Officer of the Company since March 2000. From March 1997 to October 1999, Mr. Miller was employed by CoCensys, a biotechnology research and development company where he served as Director of Finance and Controller.
     Mr. Alston joined the Company as Vice President, Application Development in August 2004. He became Vice President, Engineering in April 2006 and was appointed as an executive officer in June 2006. In June 2007, Mr. Alston assumed his present position of Senior Vice President, Product Development. From January 2000 until August 2004, Mr. Alston served as a Director of Engineering of SAP, AG, a provider of business software.

     Mr. Buckly joined the Company as Senior Vice President, Corporate Affairs and General Counsel in April 2007. From January 2004 until December 2006, Mr. Buckly served as Senior Vice President, Corporate Affairs and General Counsel of Tekelec, a telecommunications equipment manufacturer, and from April 1998 until January 2004, he served as Vice President and General Counsel of Tekelec. He has also served as the Company’s Corporate Secretary since its formation in May 1997. From April 1998 until November 2003, Mr. Buckly also served as of counsel to Bryan Cave LLP, the Company’s outside legal counsel.
     Mr. Grahame joined the Company as Senior Vice President, Worldwide Sales in November 2007. From November 1999 until joining the Company, Mr. Grahame held a number of senior sales positions at Agilent Technologies, where he most recently served as Worldwide Vice President for Customer Operations for Agilent’s Operational Support Systems Group and was responsible for that group’s worldwide sales, services and support.
     Mr. Colston joined the Company as Vice President, Engineering Operations in June 2003 and was appointed as an executive officer in June 2006. From March 2002 until June 2003, Mr. Colston was self-employed as a technology consultant, and from December 2002 until June 2003, he also served as Vice President, Engineering of Minerva Medical Solutions, a provider of medical records technology.
     Mr. de Graaf joined the Company as Vice President, Operations in January 2008. From June 2004 until joining the Company, Mr. de Graaf served as Vice President and General Manager of Precision Communications, a vendor of telecommunications network products and services. From 1995 until May 2004, Mr. de Graaf held a number of operations positions with Flextronics, where he most recently served as a General Manager from 2002 until May 2004.
COMPENSATION DISCUSSION AND ANALYSIS
Overview
     Our Board of Directors has delegated to our Compensation Committee the responsibility for determining, administering and overseeing the compensation program for our executive officers, including our compensation and benefit plans and practices. Under our Compensation Committee Charter, our Compensation Committee is responsible for approving the base salaries, bonus opportunities and other terms of each executive officer’s employment with the Company, approving cash bonus plans, recommending to our Board of Directors the terms of our equity-based incentive plans and severance plans, and administering our equity incentive plans and approving the equity incentive grants thereunder to our executive officers and other employees. Our Compensation Committee periodically reports to our Board on executive officer compensation matters, and Board members and executive officers, including our President and Chief Executive Officer and other officers when appropriate, are invited from time to time to attend Compensation Committee meetings.
     The members of our Compensation Committee currently are Messrs. Entekhabi (Chair), Fram and Rager, and Ms. Hamilton, all of whom qualify as independent directors under the listing standards of The Nasdaq Stock Market and satisfy applicable standards of independence under federal securities and tax laws. Our Compensation Committee meets on a regular basis, at least monthly, to perform its duties.
     Although Mr. Ginsberg has served as a member of our Board of Directors since 1997 and as Chairman of the Board since January 1, 2008, during his tenure as the Company’s Chief Executive Officer (until March 6, 2008, when he assumed his current position as Chief Innovation Officer), he did not participate in any discussions or decisions of our Board or Compensation Committee regarding the setting of his salary or other compensation, the award of any bonus or the grant of any equity incentive to him or other compensation matters that directly affected him. While serving as a director and as the Company’s Chief Executive Officer, Mr. Ginsberg did, and as Chairman of the Board, he is expected to continue to, participate in discussions and decisions of the Board and in discussions with the Compensation Committee, with respect to compensation matters generally and the compensation of executive officers other than himself.
     Although Atul Bhatnagar was appointed as our Chief Executive Officer and President to succeed Mr. Ginsberg, and also serves as a member of our Board, he does not participate in discussions or decisions of our Board or Compensation Committee regarding the setting of his salary or other compensation, the award of any bonus or grant of any equity incentives to him or other compensation matters that may directly affect him. Mr. Bhatnagar is expected to participate in decisions and discussions of the Board and the Compensation Committee and to make recommendations with respect to compensation matters generally and the compensation of executive officers other than himself.
     The principal objectives of the compensation program for our executive officers are:
•	to provide competitive compensation to ensure our success in attracting, motivating and retaining highly qualified, experienced individuals to manage and lead our Company,

•	to link their short-term cash incentives to the achievement of measurable Company financial performance goals and individual objectives,

•	to link their long-term incentives to our stock price performance,

•	to align their interests with the long-term interests of our shareholders, and

•	to reward our executives for creating shareholder value.
     In carrying out its duties and responsibilities, our Compensation Committee has the authority in its discretion to retain independent compensation consultants and outside advisors to assist the Committee. We did not retain any compensation consultants to advise the Committee on 2007 executive compensation matters. In determining the 2007 compensation program for our executive officers, we considered the compensation practices of similarly sized technology companies, informally consulted from time to time with compensation consultants and other sources regarding compensation practices and considered executive compensation survey information (e.g., the Radford Executive Survey for high technology companies).
     In late 2007, the Compensation Committee retained Semler Brossy Consulting Group, LLC (“Semler Brossy”) to assist and advise the Company with respect to various executive compensation matters for 2008. Specifically, the Committee retained Semler Brossy to conduct a competitive benchmarking of our compensation program, to provide industry and peer group compensation information for executive officers and to advise with respect to executive compensation practices and trends. Semler Brossy assisted the Committee in assessing competitive compensation levels and in setting compensation levels for our executive officers in 2008. The Compensation Committee also consulted with Semler Brossy in connection with the design of our 2008 Executive Officer Bonus Plan which was adopted in April 2008, the use of equity incentives and the structure of our proposed stock option exchange program. No member of our Board of Directors or any named executive officer has an affiliation with Semler Brossy, and Semler Brossy does not provide any services directly to the Company or its management.
     Although we consider the advice of our independent compensation consultants to be an important factor in our review and determination of executive compensation and in our review and establishment of executive compensation programs and plans, we are not bound by and may not always accept the recommendations of our independent consultants.

     In determining our compensation program for 2008, the Compensation Committee considered executive compensation survey information (e.g., the Radford Executive Survey for high technology companies) and also considered and compared aspects of our executive compensation to the executive compensation practices and programs of members of our peer group. Our peer group comprises a number of companies in the high technology industry with which Ixia competes for executive talent. For 2008, our selected peer group consisted of the following companies:

ADTRAN	Cohu	Oplink Communications
Airvana	Digi International	Shore Tel
Aruba Networks	Emulex	Sonus Networks
BigBand Networks	F5 Networks	Sycamore Networks
Blue Coat Systems	Foundry Networks	Tekelec
     In 2007, we did not use a specific peer group in making compensation decisions.
     Although we do not believe that it is appropriate to establish compensation levels based solely on benchmarking to peer group or survey comparisons, we do believe that peer group data and compensation survey information are relevant and among the many factors we should consider in determining the competitiveness and reasonableness of the elements of our executive compensation program. We recognize that our executive compensation program must compare favorably with the compensation programs of those companies with which we compete for employees. Our Compensation Committee reviews and considers this information when it makes decisions regarding executive compensation. Our Compensation Committee believes that the nature of the Company’s business and the environment in which it operates require us to retain flexibility in setting compensation based on a consideration of all facts and circumstances relating to our business and each executive officer.
     In determining and recommending compensation for our executive officers, including our named executive officers, and in addition to peer group and compensation survey information, our Compensation Committee considers an executive officer’s individual responsibilities and performance, how those responsibilities compare to those of our other executive officers and whether, based on responsibilities and performance, there is internal pay equity among our executive officers. For each named executive officer, our goal is to fairly compensate the officer with a guaranteed base salary and then to accomplish motivational and retention objectives with annual bonus opportunities and meaningful long-term equity incentive compensation.
     Our Compensation Committee periodically meets with our Chief Executive Officer and other members of management to discuss and obtain recommendations with respect to our Company’s compensation practices and programs for its officers and employees, but we do not discuss with our Chief Executive Officer matters affecting his own compensation. Although our management may make recommendations and proposals to the Compensation Committee for its consideration with respect to the base salaries, short-term incentives, long-term equity incentives, severance benefits and other benefits for our executives, the Compensation Committee is not bound by and does not always accept management’s recommendations and proposals. Our Compensation Committee from time to time also seeks the advice of its independent compensation consultants with respect to management proposals.
     The principal components of our executive compensation program are:
•	base salary,

•	short-term or annual incentives in the form of cash bonuses,

•	long-term equity incentives,

•	severance and change in control benefits, and

•	other benefits, such as health and disability insurance, 401(k) Plan and life insurance.
     Our executive compensation program incorporates these components because our Compensation Committee considers the combination of these components to be necessary and effective in order to provide a competitive total compensation package to our executive officers and to meet the principal objectives of our executive compensation program.
     Our Compensation Committee also believes that a substantial portion of an executive officer’s annual compensation (i.e., base salary, annual incentive bonus, value of stock options and restricted stock units) should be “at risk” in order to motivate executive officers to attain Committee-approved goals and create shareholder value. Thus, a substantial portion of each executive officer’s annual compensation is variable and dependent upon the achievement of pre-established financial goals and individual performance objectives and the Company’s stock price performance.
     The market for talented, qualified and experienced executives is intensely competitive. We seek to hire only highly qualified executives to manage our Company. Our philosophy is to provide a total compensation program to our executive officers that is attractive and competitive overall with the compensation programs offered to executives at the companies with whom we compete for executive talent. Our Compensation Committee believes that the elements of our executive compensation program are individually and in the aggregate generally competitive with the compensation programs of those companies with whom we compete for executive talent.
Base Salaries
     Our Compensation Committee is responsible for setting and approving base salaries for all executive officers. Our Compensation Committee views base salaries as an opportunity for executive officers to earn a portion of their cash compensation for the services they perform that is not subject to the risk of the Company’s financial performance.
     In determining base salaries (including any subsequent adjustments thereto), our Compensation Committee reviews each executive officer’s base salary (or salary history in the case of new hires) and considers base salary and other compensation information for various high technology companies with whom we compete for executive talent, including companies in the performance and emulation test systems industry, in general that is available from compensation surveys and various other sources. Our Compensation Committee also takes into account each officer’s position, scope of responsibilities, experience, qualifications, skills and individual contributions and performance, the other components of an officer’s compensation package (e.g., bonus opportunity and equity incentives), our need to hire or retain a specific individual, internal pay equity and competitive conditions and considers our financial results and condition as well as our growth in revenues and earnings. In addition, commencing in 2008, we considered compensation data that was publicly available for companies in our peer group.
     Due to the highly competitive nature of the high technology companies with whom we compete for executive talent and consistent with our compensation philosophy, our Compensation Committee generally positions our executive officer base salaries at approximately the median of base salaries payable to executive officers at comparable companies according to survey information, although within its judgment and discretion, the Compensation Committee may also consider other relevant information, such as peer group compensation data. In addition, our Compensation Committee annually reviews and adjusts, as it deems appropriate, the base salaries of our executive officers in order to align salaries with market levels.

     2007 Base Salaries. Effective January 1, 2007, our Compensation Committee increased the base salaries payable to the Company’s named executive officers from their 2006 levels by percentages ranging from 0% to 31.5%.

			% Increase of
	2006	2007	2007 Base Salary
Executive Officer	Base Salary	Base Salary	over 2006 Base Salary
Errol Ginsberg	$363,825	$375,000	3.1%

Thomas B. Miller	235,935	250,000	6.0

Victor Alston	219,555	250,000	13.9

Walker H. Colston, II	190,103	250,000	31.5

David Anderson	250,000	250,000 (1)	0 (1)

Ronald W. Buckly	N/A (2)	250,000	N/A (2)

(1)	Based on its assessment that Mr. Anderson’s 2006 base salary when considered together with his sales commission opportunity continued to represent a competitive base salary for 2007 and its belief that Mr. Anderson’s annual sales commissions should represent a significant portion of his overall cash compensation, our Compensation Committee did not increase Mr. Anderson’s base salary from its 2006 level.

(2)	Mr. Buckly commenced his employment in April 2007.
     In 2007, we raised Mr. Colston’s and Mr. Alston’s 2006 base salaries by 31.5% and 13.9%, respectively, in order to pay each of them a more competitive salary and to recognize the level of responsibilities associated with their positions. For base salaries in effect at the end of 2007, based on a review of compensation data in the Radford Executive Survey for high technology companies, we paid our named executive officers base salaries at approximately the median, consistent with our compensation philosophy.
     2008 Base Salaries. Effective April 1, 2008, our Compensation Committee adjusted the base salaries payable to the Company’s named executive officers and Atul Bhatnagar from their 2007 levels, as follows:

			% Increase (Decrease)
	2007	2008	of 2008 Base Salary
Executive Officer	Base Salary	Base Salary	over 2007 Base Salary
Errol Ginsberg	$375,000	$275,000	(26.7)%

Atul Bhatnagar	375,000	390,000	4.0

Thomas B. Miller	250,000	262,500	5.0

Victor Alston	250,000	275,000	10.0

Ronald W. Buckly	250,000	262,500	5.0

Walker H. Colston, II	250,000	250,000	0
     Our Compensation Committee reduced Mr. Ginsberg’s 2008 base salary to $275,000 (compared to his 2007 base salary of $375,000), to take into account the change, effective March 2008, in his title and role within the Company from Chief Executive Officer to Chief Innovation Officer and the reduced responsibilities associated with his new position. Our Compensation Committee also approved a 2008 base salary of $390,000 for Atul Bhatnagar in connection with his appointment as President and Chief Executive Officer in March 2008, and in recognition of the greater responsibilities associated with his new position. Mr. Bhatnagar’s 2008 base salary represents a 4% increase over the 2007 base salary paid to Mr. Ginsberg, our former President and Chief Executive Officer.

Cash Bonuses
     Our Compensation Committee believes that a significant portion of each executive officer’s annual compensation should be variable and paid in the form of cash bonuses that are directly tied to and reward the achievement of the Company’s financial performance goals and an executive officer’s individual objectives. We believe that the payment of cash bonuses based in part on the Company’s achievement of financial performance objectives, specifically revenue and operating income goals, contributes to both the Company’s short-term and long-term financial performance and shareholder value. An officer’s bonus opportunity varies based on the officer’s position and responsibilities with the Company. Generally, the higher the level of responsibility that an executive officer has within the Company, the greater the percentage of the officer’s target total cash compensation that consists of an opportunity to earn incentive cash bonuses.
     2007 Executive Officer Bonus Plan. For 2007, our Compensation Committee approved an officer bonus plan (the “2007 Bonus Plan”) under which our executive officers could earn cash bonuses based on their individual target bonus opportunity (established as a percentage of an officer’s base salary; 100% in the case of Mr. Ginsberg and 50% in the case of each of the other named executive officers eligible to participate in the 2007 Bonus Plan) and (i) the degree to which the Company achieved annual revenue and operating income goals for 2007 which were approved by the Committee (a “2007 Annual Bonus”), and (ii) the degree to which an executive officer achieved certain individual objectives assigned to him for 2007 (a “2007 Individual Bonus”). Under our 2007 Bonus Plan, 75% of each executive officer’s 2007 total bonus opportunity was based on the Company’s 2007 financial performance and approved by the Committee (i.e., the 2007 Annual Bonus) and 25% of the total bonus opportunity was based on the officer’s achievement of individual objectives (i.e., the 2007 Individual Bonus). Our Compensation Committee believes that financial performance-based and individual objective-based bonus plans motivate our officers to achieve our Company’s business and financial goals.
     Under the 2007 Bonus Plan, each of our named executive officers who was employed by us at December 31, 2007, was eligible to receive a 2007 Annual Bonus equal to a percentage depending on the officer’s title (up to a maximum of 108.8%, in the case of the Company’s Chief Executive Officer, and up to a maximum of 54.4%, in the case of the other named executive officers) of his base salary based on the Company’s financial performance as measured by the degree to which the Company attained its revenue and operating income goals for 2007. 2007 Annual Bonuses would only be paid if our annual revenue and/or operating income for 2007 met or exceeded the minimum revenue or operating income goals and would be calculated in a manner prescribed by our 2007 Bonus Plan. For purposes of our 2007 Bonus Plan, “operating income” was defined as our income from continuing operations under generally accepted accounting principles before any bonuses payable under our officer and employee bonus plans, income taxes, interest and other income and excluding stock-based compensation expense, restructuring charges, impairment charges, acquisition-related amortization and other M&A-related charges or income, and similar charges or income.
     Our named executive officers were also eligible to receive 2007 Individual Bonuses (in amounts ranging from 12.5% to 25% of base salary) based on the degree to which they achieved individual objectives which were assigned to them. In addition, the independent members of our Board of Directors had the discretion to award bonuses on a selective basis under the 2007 Bonus Plan in order to recognize individual contributions or achievements.

     Based on the Company’s achievement of its financial performance objectives and each named executive officer’s achievement of his individual objectives in 2007, we paid cash bonuses under the 2007 Bonus Plan to Messrs. Ginsberg, Miller, Alston, Buckly and Colston as follows:

	2007	2007	2007	Total
Executive Officer	Annual Bonus (1)	Individual Bonus	Discretionary Bonus	2007 Bonus
Errol Ginsberg	$140,544	$75,000	$0	$215,544

Thomas B. Miller	46,824	28,250	0	75,074

Victor Alston	46,765	29,300	0	76,065

Ronald W. Buckly	29,928	0 (2)	50,072 (3)	80,000

Walker H. Colston, II	46,659	23,500	0	70,159

(1)	For purposes of calculating 2007 financial performance bonuses, the minimum revenue and operating income targets under the 2007 Bonus Plan were $175 million and $21.43 million, respectively.

(2)	Mr. Buckly commenced his employment with the Company in April 2007 and was not assigned any individual objectives for 2007.

(3)	This amount represents a discretionary bonus awarded to Mr. Buckly in recognition of his job performance in 2007.
     2008 Executive Officer Bonus Plan. On April 11, 2008, our Compensation Committee approved our 2008 Executive Officer Bonus Plan (the “2008 Bonus Plan”) under which our executive officers can earn cash bonuses based on their individual target bonus opportunity (established as a percentage of an officer’s base salary; 100% in the case of Mr. Bhatnagar and 60% in the case of all other executive officers eligible to participate in the 2008 Bonus Plan), and (i) the degree to which the Company achieves annual revenue and operating income goals for 2008 which were approved by our Compensation Committee (a “2008 Annual Bonus”) and (ii) the degree to which an executive officer achieves certain individual objectives assigned to him for 2008 and approved by the Compensation Committee (a “2008 Individual Bonus”). Under our 2008 Bonus Plan, 75% of each executive officer’s 2008 total bonus opportunity will be based on the Company’s 2008 financial performance (i.e., the 2008 Annual Bonus), and 25% of an officer’s 2008 total bonus opportunity will be based on the officer’s achievement of individual objectives (i.e., the 2008 Individual Bonus).
     Under the terms of our 2008 Bonus Plan, each of our named executive officers who is employed by us at December 31, 2008, will be eligible to earn a 2008 Annual Bonus equal to a percentage depending on the officer’s title (up to a maximum of 93.8%, in the case of the Company’s Chief Executive Officer, and up to a maximum of 56.3%, in the case of the other named executive officers) of his base salary based on the Company’s financial performance as measured by the degree to which the Company attains its 2008 revenue and operating income goals.
     2008 Annual Bonuses will only be paid if our annual revenue and/or operating income for 2008 meet or exceed the minimum revenue and/or operating income goals and will be calculated in a manner prescribed by our 2008 Bonus Plan. For purposes of our 2008 Bonus Plan, “operating income” was defined as our income from continuing operations under generally accepted accounting principles calculated before income taxes, interest and other income but after any bonuses payable under our 2008 officer and employee bonus plans and excluding the effects of equity incentive compensation expense, restructuring charges, officer severance compensation, impairment charges, acquisition-related amortization and other M&A-related chares or income and similar charges or income. We believe that the Company’s financial performance goals under the 2008 Bonus Plan are challenging, particularly in light of current market and economic conditions and other factors, and that there is a significant possibility that our executive officers will earn less than 100% of their maximum 2008 Annual Bonuses payable under the 2008 Bonus Plan.

     Our named executive officers will also be eligible to receive a 2008 Individual Bonus based on the degree to which they achieve individual objectives which have been assigned to them. These Individual Bonuses are designed to motivate executive officers to achieve important short-term Company and personal objectives. The maximum amount of the 2008 Individual Bonus payable to the Company’s current President and Chief Executive Officer and to our named executive officers for 2007 ranges from 15% to 25%, depending on the officer’s title, of his annual base salary. In addition to the 2008 Annual and Individual Bonuses, the independent members of our Board of Directors have the discretion to award bonuses on a selective basis under the 2008 Bonus Plan in order to recognize individual contributions or achievements.
     Executive officers are entitled to receive 2008 Annual or Individual Bonuses under the 2008 Bonus Plan only if they are employed by the Company or one of its subsidiaries as an eligible officer on the date on which the bonuses are paid, unless the requirement is waived. If an executive officer commences his or her employment as an eligible officer after January 1, 2008 but prior to October 1, 2008, then any bonuses payable for 2008 will be subject to pro rata adjustment in accordance with the provisions of the 2008 Bonus Plan. If an executive officer commences his or her employment as an eligible officer during the fourth calendar quarter of 2008, then the officer will not be eligible to receive any bonuses for 2008 under the 2008 Bonus Plan, but may receive a discretionary bonus in recognition of his or her individual contributions or achievements.
     The maximum amounts of the 2008 Annual and Individual Bonuses payable under the 2008 Bonus Plan to the Company’s current President and Chief Executive Officer and to our named executive officers in 2007 who currently are eligible officers for purposes of the 2008 Bonus Plan are as follows:

		Maximum 2008	Maximum 2008	Maximum 2008
Executive Officer	Title	Annual Bonus(1)	Individual Bonus(1)	Total Bonus(1)
Atul Bhatnagar	President and Chief Executive Officer	$365,625	$97,500	$463,125

Errol Ginsberg	Chief Innovation Officer(2)	154,688	41,250	195,938

Thomas B. Miller	Chief Financial Officer	147,656	39,375	187,031

Victor Alston	Senior Vice President, Product Development	154,688	41,250	195,938

Ronald W. Buckly	Senior Vice President, Corporate Affairs and General Counsel	147,656	39,375	187,031

Walker H. Colston, II	Vice President, Engineering Operations	140,625	37,500	178,125

(1)	This amount is based on the named executive officer’s current annual base salary and is subject to change if the named executive officer’s annual base salary is adjusted prior to January 1, 2009. The amount payable as a 2008 Annual Bonus or a 2008 Individual Bonus will be calculated in part as a percentage of such officer’s annual base salary in effect at December 31, 2008. A named executive officer may also receive a discretionary bonus for 2008 under the 2008 Bonus Plan.

(2)	Mr. Ginsberg served as the Company’s Chief Executive Officer until March 6, 2008, at which time he assumed his current position as Chief Innovation Officer.
     In the event that the Company’s consolidated financial statements for 2008 are restated to reflect a less favorable financial condition or less favorable results of operations than previously determined and/or reported, our Compensation Committee has the absolute right in its discretion not to pay or to recover all or a portion of any bonus awarded to an executive officer under the 2008 Bonus Plan.
Long-Term Equity Incentives
     The use of long-term equity incentives has long served as a key component of our executive compensation program and is a practice that we expect to continue. Our Compensation Committee believes that equity incentives help to provide a necessary balance to the cash compensation components of our executive compensation program because equity incentives create an incentive for our management team to preserve and increase shareholder value and encourage executive officer retention, while base salaries and cash bonuses typically focus on short-term compensation and performance.
     Our Board of Directors has delegated to our Compensation Committee the authority for administering our 1997 Plan and for granting and determining the terms of equity incentives awarded to our employees under the 1997 Plan. Under the terms of our 1997 Plan, our Compensation Committee is authorized to grant equity incentives in the form of stock options (typically non-statutory stock options (“NSOs”)), restricted stock units (“RSUs”) and restricted stock. Our Compensation Committee views the award of equity incentives as an effective, valuable and necessary means and incentive to attract and retain our executive officers and key employees whose services are necessary for our future success, to align their interests with the long-term interests of our shareholders by rewarding performance that enhances shareholder value and to further motivate them to create long-term shareholder value. Our Compensation Committee reviews and considers recommendations in appropriate circumstances by the Company’s President and Chief Executive Officer with regard to the grant of equity incentives to executive officers (other than the President and Chief Executive Officer) and other key employees whose contributions and skills are important to our long-term success.
     We have historically used stock options as our principal equity incentive vehicle, both to attract new employees and to reward key employees for their contributions to the Company, because stock options provided a relatively straightforward incentive and, prior to the adoption of SFAS 123R, resulted in more favorable accounting treatment to us relative to other forms of equity compensation. Commencing in 2006, our Compensation Committee changed our equity incentive grant practices in order to, among other things, reduce both the number of shares awarded per equity incentive grant for each employee classification and the corresponding compensation expense that we are required to recognize for financial accounting purposes under SFAS 123R. Although during 2007 we continued to grant stock options to new employees, we also awarded RSUs to our executive officers and certain other employees in recognition of their contributions to the success of the Company and to motivate and retain them. This change also enabled us to reduce the annual utilization rate of shares available for issuance under our 1997 Plan and to moderate the growth of our equity incentive overhang (defined as the sum of outstanding unexercised or unvested equity incentives plus equity incentives available for grant, divided by the outstanding shares of our Common Stock). We continue to evaluate the appropriate use and composition of long-term equity incentives in light of the Company’s compensation philosophy.
     Each executive officer typically receives a grant of stock options (normally NSOs) and/or, commencing in 2007, RSUs upon first joining the Company and thereafter is eligible periodically to receive additional equity incentives. In determining the size and other terms of an initial or subsequent equity incentive grant to an executive officer, the Compensation Committee considers a number of factors, including the officer’s position and responsibilities, relative equity in compensation among our executive officers, the retention value of unvested equity incentive grants, promotions, individual performance, salary, previous equity incentive grants (if any) and length of service to, and the compensation expenses recognized by, the Company. The Compensation Committee from time to time also awards stock options or other equity incentives on a selective basis to executive officers in order to recognize their individual achievements and contributions, a promotion or a significant change in job responsibilities or to encourage retention.
     NSOs and RSUs (other than new hire grants) generally vest in equal installments over three to four years, as long as the holder remains an employee of the Company, and therefore encourage the holder to remain an employee of the Company. New hire grants for executive officers typically vest (subject to continuation of employment) to the extent of 25% after one year of employment and as to the remaining 75% in equal quarterly installments over the next three years. For NSO grants prior to 2008, NSO installments typically expire four years after vesting. Commencing in 2008, NSOs typically expire seven years after grant. The effective date of an equity incentive award is never earlier than the date on which our Compensation Committee approves the grant or the date on which an employee commences his or her employment with the Company. Upon vesting, RSUs are settled by delivery to the holder of shares of our Common Stock.
     Under our long-standing practice, we meet monthly, normally on the first Thursday of every calendar month, to award equity incentives to newly hired executive officers and other employees. It is our policy and practice that all stock options granted by the Compensation Committee under our equity incentive plans have an exercise price equal to the closing sales price of our Common Stock on the effective date of an option grant.
     In 2007, we granted a total of 2,209,033 options and 622,823 RSUs under the 1997 Plan to all employees, of which 230,000 options and 138,000 RSUs, or 10.4% of stock options and 22.2% of RSUs awarded in 2007, were granted to the Company’s former Chief Executive Officer, Errol Ginsberg, and the other named executive officers (other than Mr. Anderson, who did not receive any equity incentive grants in 2007) in recognition of these officers’ job performance, to encourage executive officer retention and to align their interests with the long-term interests of our shareholders. In 2007, our Compensation Committee also granted 700,000 options and 15,000 RSUs (representing 31.7% and 2.4% of the total options and RSUs, respectively, awarded in 2007) to Atul Bhatnagar in connection with the commencement of his employment as President and Chief Operating Officer of the Company in September 2007. Of the 700,000 options granted to Mr. Bhatnagar, 300,000 will vest in their entirety only if the Company achieves certain financial performance goals prior to January 2011, and upon vesting would be exercisable for four years thereafter subject to earlier expiration if Mr. Bhatnagar’s employment with the Company terminates.
     In April 2007, our Compensation Committee awarded 30,000 RSUs to each of two named executive officers (i.e., Messrs. Alston and Colston) in recognition of their individual contributions to the Company and their assumption of greater responsibilities in the Company. These RSUs vest as to 25% of the covered shares in May 2007 and as to the remaining 75% in 12 equal quarterly installments over three years commencing August 2007.
     In May 2007, our Compensation Committee granted 230,000 NSOs to Mr. Buckly in connection with the commencement of his employment with the Company in April 2007 as its Senior Vice President, Corporate Affairs and General Counsel. These NSOs vest as to 25% of the shares subject thereto in May 2008 and the remaining 75% vest in 12 equal quarterly installments over three years commencing on September 30, 2008.
     In July 2007, our Compensation Committee awarded an aggregate of 78,000 RSUs to the named executive officers (other than Mr. Anderson), of which 15,000, 18,000, 5,000, 15,000 and 25,000 RSUs, were awarded to Messrs. Ginsberg, Alston, Buckly, Colston and Miller, respectively, in recognition of their individual contributions to the Company. These RSUs vest in 16 equal quarterly installments over four years commencing on August 15, 2007, except that Mr. Ginsberg’s 15,000 RSUs vest in six equal quarterly installments over 18 months commencing on August 15, 2007, and 5,000 of Mr. Miller’s RSUs vested in their entirety in February 2008 upon Mr. Miller’s achievement of not less than 90% of performance goals and objectives assigned to him by the Company’s Chief Executive Officer and approved by the Compensation Committee.
     Historically, our Compensation Committee has generally not conditioned the vesting of equity incentives on the achievement of financial or operational goals or individual performance objectives. Exceptions include the above-described equity incentive grants to Messrs. Bhatnagar and Miller and the award of RSUs to certain sales personnel in 2007. We expect that our Compensation Committee in the future in connection with the award of equity incentives under the 2008 Equity Incentive Plan, if such plan is approved by our shareholders at the Annual Meeting, will consider increasing the use of performance-based vesting under appropriate circumstances in connection with the award of equity incentives to our executive officers.
     The 1997 Plan will terminate in May 2008 upon the expiration of its ten-year term. On April 11, 2008, our Board of Directors adopted the 2008 Equity Incentive Plan (the “2008 Plan”) which, if approved by our shareholders at the Annual Meeting, will replace the 1997 Plan and become the sole plan (other than the Company’s Employee Stock Purchase Plan) for providing equity incentive-based compensation to our executive officers and other employees of the Company. A total of 6,000,000 shares of our Common Stock has been reserved for issuance under the 2008 Plan, of which no more than 2,000,000 shares may be issued pursuant to restricted stock units or restricted stock awards under the 2008 Plan. See “PROPOSAL 2 – APPROVAL OF 2008 EQUITY INCENTIVE PLAN” below.
     If the shareholders of the Company approve the stock option exchange program which has been approved by the Board and is subject to approval by the Company’s shareholders at the Annual Meeting, then the 6,000,000 shares initially authorized for issuance under the 2008 Plan will be increased by 4,000,000 shares for the grant of new stock option awards pursuant to the stock option exchange program. To the extent that any of such 4,000,000 shares are not used in the stock exchange program, the total number of shares reserved under the 2008 Plan will be reduced by the number of such unused shares. In addition, the shares underlying the options surrendered in the proposed option exchange program will not be eligible for future issuance under the 1997 Plan as a result of the May 2008 termination of the 1997 Plan under which the surrendered options were originally granted. Our executive officers, members of our Board of Directors, former employees and consultants to the Company will not be eligible to participate in the stock option exchange offer if it is approved by our shareholders at the Annual Meeting. See “PROPOSAL 3 – APPROVAL OF STOCK OPTION EXCHANGE PROGRAM, INCLUDING AMENDMENT TO 2008 EQUITY INCENTIVE PLAN” below.
Severance and Change-in-Control Benefits
     Our executive officers are eligible to receive severance compensation and benefits under severance and change-in-control provisions contained in our Officer Severance Plan if their employment is terminated under certain conditions. We believe that these provisions promote the ability of our executive officers to act in the best interests of our Company and its shareholders in the event that a hostile or friendly change-in-control is under consideration without their being unduly influenced by personal considerations, such as fear of losing their jobs as a result of a change-in-control. We also believe that these provisions provide appropriate severance compensation and benefits to our executive officers if they are terminated without cause or terminate their employment for good reason, even in the absence of a change-in-control.
     The following named executive officers currently qualify as eligible officers for purposes of our Severance Plan: Messrs. Ginsberg, Alston, Buckly, Colston and Miller. See “Termination of Employment and Change-in-Control Arrangements” below for a detailed description of our Officer Severance Plan.
Benefits
     We currently provide the following benefits to our executive officers generally on the same basis as these benefits are provided to all of our employees:
•	401(k) Plan

•	Health, dental and vision insurance

•	Life insurance

•	Short- and long-term disability

•	Vacation

•	Opportunity to participate in our Employee Stock Purchase Plan (under which shares of our Common Stock can be purchased at a discount)
     The main objectives of our benefits program are to provide our employees with access to quality healthcare, insurance for protection from unforeseen events and an opportunity to save for retirement. We believe that these benefits enhance employee productivity and loyalty and overall are consistent with the benefits offered by other companies with whom we compete for executive officers. In addition, we pay relocation benefits to our executive officers when appropriate.
     Although it is not our practice to provide our executive officers with significant perquisites, the Company does pay the monthly lease payments of $1,656 for a car that is used by Mr. Ginsberg, our former President and Chief Executive Officer and our current Chief Innovation Officer, for both business and personal use.
Stock Ownership Guidelines
     The Company does not currently have any equity ownership requirements for its executive officers or members of the Board of Directors.
Deductibility of Compensation
     Under Section 162(m) of the Internal Revenue Code, a publicly held corporation such as the Company will generally not be allowed a federal income tax deduction for otherwise deductible compensation paid to named executive officers to the extent that compensation paid to a particular officer is not performance-based and exceeds $1 million in any fiscal year.
     Qualifying performance-based compensation, including compensation attributable to the issuance or exercise of equity incentives, such as nonstatutory stock options (or any other equity-based instrument for which the amount of compensation received is dependent solely on an increase in the value of common stock after the date of grant), will not be subject to the deductibility limitation if certain conditions are met.
     The base salaries, cash bonuses and incentive components (other than stock options granted under our equity-based incentive plans) of our executive compensation program generally do not constitute qualifying performance-based compensation for purposes of Section 162(m). The deductibility of compensation, however, is not the sole factor considered by our Board of Directors or Compensation Committee in establishing appropriate levels of compensation or structuring incentive programs. Accordingly, there may be circumstances from time to time, where a named executive officer’s compensation may exceed the amount that is deductible under Section 162(m), and our Board of Directors and Compensation Committee may nonetheless elect to provide the compensation in order to achieve our compensation objectives. For 2007, there were no executive officers to whom the compensation paid exceeded the amount that is deductible under Section 162(m).

EXECUTIVE COMPENSATION AND OTHER INFORMATION
     The following table summarizes information for the years ended December 31, 2006 and 2007 about compensation earned for services performed in all capacities for Ixia and its subsidiaries in each of such years by (i) our Chief Executive Officer, (ii) our Chief Financial Officer, (iii) each of the Company’s other three most highly compensated executive officers serving at December 31, 2007 and (iv) one former executive officer who terminated his employment with the Company during the fourth quarter of 2007 and who would have been included in the table as one of the three most highly compensated executive officers had he been serving as an executive officer at December 31, 2007. The individuals listed below are referred to in this proxy statement as the “named executive officers.”
Summary Compensation Table

							Non-Equity
					Stock	Option	Incentive Plan	All Other
Name and Principal				Bonus	Awards	Awards	Compensation	Compensation
Position	Year	Salary ($)(1)		($)(2)	($)(3)	($)(4)	($)(5)	($)(6)		Total ($)
Errol Ginsberg	2007	$375,215		$—	$94,841	$148,169	$215,544	$16,800	(7)	$850,569
Chief Innovation	2006	363,162			—	254,848	—	16,800	(7)	634,810
Officer and Former Chief Executive Officer(8)

Thomas B. Miller	2007	250,270		—	104,188	76,621	75,074	2,500		508,653
Chief Financial Officer	2006	235,935		—	—	145,210	—	2,500		383,645

Victor Alston	2007	250,585		—	278,770 54,667	79,214	76,065	—		684,634
Senior Vice President,	2006	219,559		50,000		140,115	—	—		464,341
Product Development (9)

Ronald W. Buckly	2007	169,231		50,072	16,980	346,916	29,928	—		613,127
Senior Vice President, Corporate Affairs and General Counsel(10)

Walker H. Colston, II	2007	251,152		—	222,797	35,274	70,159	2,500		581,882
Vice President, Engineering Operations (11)

David Anderson	2007	487,900	(13)	—	—	55,386	—	697,520	(14)	1,240,806
Former Senior Vice	2006	466,996	(13)	—	—	121,552	—	—		588,548
President, Worldwide Sales and Business Development Operations (12)

(1)	Includes amounts, if any, deferred at the election of the named executive officer under our 401(k) Plan.

(2)	The bonus amount shown for the named executive officer represents a discretionary bonus awarded in recognition of the officer’s job performance and services rendered to the Company for the year with respect to which the bonus was awarded.

(3)	The stock awards shown in this column consist of awards of restricted stock units under Ixia’s Amended and Restated 1997 Equity Incentive Plan. Amounts shown in this column do not reflect compensation actually received by the named executive officers. The amount shown is the amount of annual compensation expense recognized by Ixia in its 2007 or 2006 Consolidated Financial Statements resulting from the award of the restricted stock units during years prior to 2008 as determined in accordance with SFAS 123R. Pursuant to SEC rules, this amount is not reduced by an estimate of forfeiture probability. The assumptions used to calculate compensation expense for 2007 and 2006 are set forth in Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for 2007 as filed with the SEC on March 5, 2008, and in Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for 2006 as filed with the SEC on March 16, 2007.
(footnotes continue on next page)

(4)	The option awards shown in this column consist of grants of stock options under Ixia’s Amended and Restated 1997 Equity Incentive Plan. Amounts shown in this column do not reflect compensation actually received by the named executive officers. The amounts shown are the amounts of the annual compensation expense recognized by Ixia in its 2007 and 2006 Consolidated Financial Statements resulting from grants of stock options during years prior to 2008 as determined in accordance with SFAS 123R. Pursuant to SEC rules, these amounts are not reduced by an estimate of forfeiture probability. The assumptions used to calculate compensation expense are set forth in Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for 2007 as filed with the SEC on March 5, 2008, and in Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for 2006 as filed with the SEC on March 16, 2007.

(5)	For 2007, the amounts shown for each of the named executive officers were paid under our 2007 Executive Officer Bonus Plan and were based on the Company’s achievement of certain pre-established financial performance goals for 2007 and each officer’s achievement of his individual objectives during 2007. For 2006, the named executive officers did not receive any bonuses under the terms of our 2006 Employee Bonus Plan. Under the Plan, the payment of bonuses was subject to our achievement of certain pre-established financial performance goals during 2006.

(6)	The amounts shown in this column include matching contributions of $2,500 allocated to the accounts of each of the named executive officers who elected to participate in our 401(k) Plan.

(7)	In addition to the 401(k) Plan matching contribution, the amounts shown for Mr. Ginsberg include $14,300 of the total $19,872 annual payment made by Ixia for a leased car provided to Mr. Ginsberg during 2007 and 2006. Such included amounts are attributed to Mr. Ginsberg’s personal use of the car.

(8)	Mr. Ginsberg’s position changed from Chief Executive Officer and President to Chief Executive Officer in September 2007 in connection with the appointment of Atul Bhatnagar as President and Chief Operating Officer. In March 2008, Mr. Ginsberg was appointed Chief Innovation Officer and ceased to serve as Chief Executive Officer in connection with the appointment of Mr. Bhatnagar as Chief Executive Officer and President.

(9)	Mr. Alston commenced his employment with Ixia in August 2004 and was appointed as an executive officer in June 2006.

(10)	Mr. Buckly commenced his employment with Ixia in April 2007.

(11)	Mr. Colston commenced his employment with Ixia in June 2003 and was appointed an executive officer in June 2006. Mr. Colston was not a named executive officer for 2006 and, accordingly, the table does not reflect his compensation for that year.

(12)	Mr. Anderson ceased to serve as Senior Vice President, Worldwide Sales and Business Operations in November 2007 and terminated his employment with the Company in December 2007.

(13)	The amounts shown for Mr. Anderson for 2007 and 2006 include sales commissions in the total amount of $219,521 and $223,681 paid to him for 2007 and 2006, respectively.

(14)	This amount will be paid to Mr. Anderson under the terms of our Officer Severance Plan in connection with the change in his employment status from an executive officer to a non-executive officer employee of the Company in November 2007.

Grants of Plan-Based Awards
     The following table sets forth certain information concerning grants of awards under our incentive plans during 2007 to the executive officers named in the Summary Compensation Table above.

								All Other		All Other
								Stock		Option
								Awards:		Awards:		Exercise or	Grant Date
		Estimated Payouts under Non						Number of		Number of		Base Price of	Fair Value
		Equity Incentive Plan Awards(1)						Shares of		Securities		Option	of Stock and
		Threshold		Target		Maximum		Stock or		Underlying		Awards	Option
Name	Grant Date	($)		($)		($)		Units (#)(2)		Options (#)		($/Sh)	Awards(3)
Errol Ginsberg	—	$234,375		$375,000		$501,563		—		—		—	—
	07/25/07	—		—		—		15,000		—		—	$140,250

Thomas B. Miller	—	78,125		125,000		167,188		—		—		—	—
	07/25/07	—		—		—		20,000		—		—	187,000
	07/25/07	—		—		—		5,000	(4)	—		—	46,750

Victor Alston	—	78,125		125,000		167,188		—		—		—	—
	04/05/07	—		—		—		30,000		—		—	265,500
	07/25/07	—		—		—		18,000		—		—	168,300

Ronald W. Buckly	—	53,082		84,932		113,596		—		—		—	—
	05/02/07	—		—		—		—		230,000	(5)	$8.90	1,005,071
	07/25/07	—		—		—		5,000		—		—	46,75

Walker H. Colston, II	—	78,125		125,000		167,188		—		—		—	—
	04/05/07	—		—		—		30,000		—		—	265,500
	07/25/07	—		—		—		15,000		—		—	140,250

David Anderson	—	—	(6)	—	(6)	—	(6)	—		—		—	—

(1)	These amounts represent cash incentive bonuses payable to our named executive officers (other than Mr. Anderson who was eligible to receive sales commissions rather than bonuses) under our 2007 Executive Officer Bonus Plan. Under the Plan, each eligible officer is entitled to receive (i) an annual bonus based on the Company’s financial performance as measured by the degree to which the Company achieves two pre-established financial targets for 2007 approved by the Compensation Committee and (ii) an individual bonus based on the officer’s achievement in 2007 of individual objectives approved by the Compensation Committee. Under the Plan, our Compensation Committee and Board of Directors established financial performance targets for 2007, consisting of revenue and operating income targets, and a formula for determining bonuses based on a specified percentage of base salary. “Operating Income” means our income from continuing operations under generally accepted accounting principles before income taxes, interest and other income and excluding stock-based compensation expense, restructuring charges, impairment charges, acquisition-related amortization and other M&A-related charges or income, and similar charges or income. The actual amount paid to each named executive officer for 2007 pursuant to our 2007 Executive Officer Bonus Plan is set forth in the Summary Compensation Table above under the column titled “Non-Equity Incentive Plan Compensation.”

(2)	The stock awards shown in this column consist of awards of restricted stock units under Ixia’s Amended and Restated 1997 Equity Incentive Plan.

(3)	Amounts shown in this column reflect the fair value of the stock options and restricted stock units as of the grant date of the award determined in accordance with SFAS 123R.

(4)	The RSUs vested and the shares covered thereby were issued in one installment on February 15, 2008 following Mr. Miller’s achievement of specific performance goals.

(5)	This represents a grant of nonstatutory stock options granted to Mr. Buckly under Ixia’s Amended and Restated 1997 Equity Incentive Plan in connection with the commencement of his employment with the Company in April 2007. The options vest as to 25% of the shares on May 2, 2008 and as to the remaining 75% in 12 equal quarterly installments over three years

(6)	Mr. Anderson was not eligible to participate in our 2007 Executive Officer Bonus Plan, because as Senior Vice President, Worldwide Sales and Business Development Operations, he was instead entitled to receive sales commissions. In 2007 and as indicated above in footnote 13 to our Summary Compensation Table, Mr. Anderson received sales commissions of $219,521 for 2007.

Outstanding Equity Awards at Fiscal Year-End
     The following table sets forth certain information concerning outstanding unexercised or unvested equity awards that were held as of December 31, 2007 by the executive officers named in the Summary Compensation Table above.

	Option Awards								Stock Awards
					Performance
					Equity
					Incentive
					Plan
					Awards:
	Number of		Number of		Number of
	Securities		Securities		Securities				Number of		Market Value
	Underlying		Underlying		Underlying				Shares or		of Shares or
	Unexercised		Unexercised		Unexercised	Option	Option		Units of Stock		Units of Stock
	Options (#)		Options (#)		Unearned	Exercise	Expiration		That Have		That Have
Name	Exercisable(1)		Unexercisable(1)		Options	Price	Date		Not Vested		Not Vested(2)
Errol Ginsberg	93,750	(3)	6,250	(3)	0	$9.85	03/31/12	(4)	10,000	(5)	$94,800
	150,000	(6)	0		0	9.85	05/07/11
	28,125	(7)	21,875	(7)	0	13.98	09/30/13	(4)

Thomas B. Miller	288,019	(8)	0		0	0.37	03/08/10		17,500	(9)	165,900
	20,000	(10)	0		0	8.50	03/28/12		5,000	(11)	47,400
	3,000	(12)	0		0	4.10	12/31/08	(4)
	46,875	(13)	3,125	(13)	0	11.94	03/31/12	(4)
	15,187	(14)	11,813	(14)	0	13.98	09/30/13	(4)

Victor Alston	50,635	(15)	16,875	(15)	0	8.17	09/30/12	(4)	7,813	(16)	74,067
	11,250	(17)	8,750	(17)	0	13.98	09/30/13	(4)	18,750	(18)	177,750
									15,750	(19)	149,310

Ronald W. Buckly	10,000	(20)	0		0	17.64	03/31/10	(4)	4,375	(21)	41,475
	0		230,000	(22)	0	8.90	06/30/15	(4)

Walker H. Colston, II	44,699	(23)	0		0	7.08	06/30/11	(4)	18,750	(18)	177,750
	14,063	(24)	937	(24)	0	11.94	03/31/12	(4)	13,125	(25)	124,425
	6,750	(26)	5,250	(26)	0	13.98	09/30/13	(4)

David Anderson	300,000	(27)	0		0	13.35	03/13/08	(28)
	50,000	(29)	0		0	13.35	03/13/08	(28)
	138,000	(30)	0		0	9.28	03/13/08	(28)
	15,000	(31)	0		0	13.98	03/13/08	(28)

(1)	Unless otherwise indicated, stock options vest in 16 equal quarterly installments over four years.

(2)	Market value of restricted stock units is based on the closing sales price of a share of Ixia Common Stock of $9.48 on December 31, 2007, as reported on the Nasdaq Global Select Market.

(3)	This represents stock options granted on May 7, 2004 to purchase 100,000 shares. Each vested installment expires four years after its vesting date.

(4)	The expiration date shown in this column is the expiration date of the last installment scheduled to vest under the option grant.

(5)	This represents restricted stock units (“RSUs”) originally awarded on July 25, 2007 for 15,000 shares. The RSUs vest and the shares covered thereby automatically issue in six equal quarterly installments commencing on August 15, 2007.

(6)	This represents stock options granted on May 7, 2004 to purchase 150,000 shares. The options vested in full on December 31, 2005 as a result of the Company’s achievement of certain specified financial performance objectives for 2005. The options would have otherwise vested on May 7, 2008.

(7)	This represents stock options granted on October 6, 2005 to purchase 50,000 shares. Each vested installment expires four years after its vesting date.

(8)	This represents stock options granted on March 8, 2000 to originally purchase 450,000 shares. The options vested as to 25% of the shares on March 8, 2001 and as to the remaining 75% vest in 12 equal quarterly installments thereafter.

(9)	This represents RSUs originally granted on July 25, 2007 for 20,000 shares. The RSUs vest and the shares covered thereby automatically issue in 16 quarterly installments commencing August 15, 2007.
(footnotes continue on next page)

(10)	This represents stock options granted on March 28, 2002 to originally purchase 30,000 shares. The options vest in 16 equal quarterly installments.

(11)	This represents RSUs originally granted on July 25, 2007 for 5,000 shares. The RSUs vested and the shares covered thereby were issued in one installment on February 15, 2008 following Mr. Miller’s achievement of specific performance goals.

(12)	This represents stock options granted on January 3, 2003 to originally purchase 16,000 shares. Each vested installment expires two years after its vesting date.

(13)	This represents stock options granted on April 2, 2004 to purchase 50,000 shares. Each vested installment expires four years after its vesting date.

(14)	This represents stock options granted on October 6, 2005 to purchase 27,000 shares. Each vested installment expires four years after its vesting date.

(15)	This represents stock options granted on September 2, 2004 to originally purchase 90,000 shares. The options vested as to 25% of the shares on September 2, 2005 and as to the remaining 75% vest in 12 equal quarterly installments thereafter. Each vested installment expires four years after its vesting date.

(16)	This represents RSUs originally awarded on June 1, 2006 for 12,500 shares. The RSUs vest and the shares covered thereby automatically issue in 16 equal quarterly installments commencing on August 15, 2006

(17)	This represents stock options granted on October 6, 2005 to purchase 20,000 shares. Each vested installment expires four years after its vesting date.

(18)	This represents RSUs originally granted on April 5, 2007 for 30,000 shares. The RSUs vest and the shares covered thereby automatically issue as to 25% of the shares covered thereby on May 15, 2007 and as to the remaining 75% in 12 quarterly installments commencing August 15, 2007.

(19)	This represents RSUs originally granted on July 25, 2007 for 18,000 shares. The RSUs vest and the shares covered thereby automatically issue in 16 quarterly installments commencing August 15, 2007.

(20)	This represents stock options granted on April 7, 2005 to purchase 10,000 shares. The options vest in four quarterly installments. Each installment expires four years after its vesting date.

(21)	This represents RSUs originally granted on July 25, 2007 for 5,000 shares. The RSUs vest and the shares covered thereby automatically issue in 16 quarterly installments commencing August 15, 2007.

(22)	This represents stock options granted on May 2, 2007 to originally purchase 230,000 shares. The options vest as to 25% of the shares on May 2, 2008 and as to the remaining 75% vest in 12 quarterly installments thereafter. Each vested installment expires four years after its vesting date.

(23)	This represents stock options granted on July 3, 2003 to originally purchase 75,000 shares. The options vested as to 25% of the shares on July 3, 2004 and as to the remaining 75% vested in 12 quarterly installments thereafter. Each vested installment expires four years after its vesting date.

(24)	This represents stock options granted on April 2, 2004 to purchase 15,000 shares. The option vests in 16 quarterly installments. Each installment expires four years after its vesting date.

(25)	This represents RSUs originally granted on July 25, 2007 for 15,000 shares. The RSUs vest and the shares covered thereby automatically issue in 16 quarterly installments commencing August 15, 2007.

(26)	This represents stock options granted on October 6, 2005 to purchase 12,000 shares. The option vests in 16 quarterly installments. Each installment expires four years after its vesting date.

(27)	This represents stock options granted on August 3, 2001 to purchase 300,000 shares. The options vested as to 25% of the shares on August 3, 2002 and as to the remaining 75% vest in 12 equal quarterly installments thereafter.

(28)	Mr. Anderson’s vested options expired unexercised in March 2008 following the termination of his employment with the Company in December 2007.

(29)	This represents stock options granted on August 3, 2001 to purchase 50,000 shares. The options vested in full on August 3, 2006. The options were subject to earlier vesting had the Company achieved certain sales objectives.

(30)	This represents stock options granted on October 30, 2001 to originally purchase 200,000 shares.

(31)	This represents stock options granted on October 6, 2005 to purchase 30,000 shares. Each vested installment expires four years after its vesting date.

Option Exercises and Stock Vested
     The following table sets forth certain information concerning stock option exercises and the vesting of restricted stock units (“RSUs”) during 2007 by the executive officers named in the Summary Compensation Table above.

	Option Awards(1)		Stock Awards(1)
	Number of Shares	Value Realized on	Number of Shares		Value Realized on
Name	Acquired on Exercise (#)	Exercise ($)(2)	Acquired on Vesting (#)		Vesting ($)(3)
Errol Ginsberg	0	$—	5,000		$47,650

Thomas B. Miller	35,512	306,355	2,500		23,825

Victor Alston	0	—	17,406	(4)	161,489

Ronald W. Buckly	0	—	625		5,957

Walker H. Colston, II	0	—	13,125	(5)	119,607

David Anderson	62,500	135,308	0		—

(1)	All information provided below relates to stock options and restricted stock units awarded under our Amended and Restated 1997 Equity Incentive Plan.

(2)	The value realized equals the difference between the market value of Ixia Common Stock upon exercise and the option exercise price, as multiplied by the number of shares for which the option was exercised.

(3)	The value realized equals the closing sales price of Ixia Common Stock on the vesting date, multiplied by the number of shares issued upon the vesting of restricted stock units that vested.

(4)	Of this amount, 6,226 shares were withheld by Ixia to cover Mr. Alston’s tax withholding obligations.

(5)	Of this amount, 4,684 shares were withheld by Ixia to cover Mr. Colston’s tax withholding obligations.
Pension Benefits/Nonqualified Deferred Compensation Plans
     Ixia’s named executive officers did not receive any benefits in 2007 from Ixia under deferred pension or deferred contribution plans other than benefits under Ixia’s 401(k) Plan described in Footnotes 1 and 6 to the Summary Compensation Table above. Ixia does not maintain a nonqualified deferred contribution or other deferred compensation plan for its executive officers.
Termination of Employment and Change-in-Control Arrangements
     Our executive officers are eligible to receive severance compensation and benefits under severance and change in control provisions contained in our Officer Severance Plan if their employment is terminated under certain conditions. We believe that these provisions promote the ability of our executive officers to act in the best interests of our Company and its shareholders in the event that a hostile or friendly change in control is under consideration without their being unduly influenced by personal considerations, such as fear of losing their jobs as a result of a change in control. We also believe that these provisions provide appropriate severance compensation and benefits to our executive officers if they are terminated without cause or terminate their employment for good reason.
     Under the Severance Plan, our executive officers are entitled to receive severance compensation and benefits following a termination of their employment, if such termination is non-temporary, involuntary and without cause. In addition, if there is a change in control in the Company, an eligible officer will receive benefits under the Severance Plan if the officer resigns for any reason within one year following the change in control or for “good reason” (which includes, for example, the assignment to the officer of duties significantly inconsistent with his or her prior position or a reduction in his or her compensation or benefits) within two years following the change in control. As a condition of receiving severance benefits, an officer who is entitled to receive benefits under our Severance Plan must sign a severance agreement that includes, among other provisions, a release of claims he or she may have against us and post-termination non-solicitation, non-disparagement and non-compete provisions.
     In addition to the other benefits that an executive officer may be entitled to receive upon termination of his or her employment in connection with or following a change in control, an eligible officer’s equity incentives will vest to the extent then unvested and will be exercisable for one year following the termination of such officer’s employment with the Company or a surviving corporation, as the case may be, if, in connection with a change in control (or within two years thereafter with respect to (b) and (c) below), such officer (a) is not offered employment by the surviving corporation on terms and conditions generally no less favorable to the officer than the terms and conditions of his or her employment with the Company in effect immediately prior to the change in control; (b) is terminated without cause by the Company or the surviving corporation; or (c) resigns for “good reason” from the Company or the surviving corporation.
     The following named executive officers currently qualify as eligible officers for purposes of our Severance Plan: Messrs. Ginsberg, Miller, Alston, Buckly and Colston. In addition, Mr. Bhatnagar qualifies as an eligible officer in his capacity as President and Chief Executive Officer of the Company. Each officer is entitled to severance pay based on a formula that takes into account his highest annual compensation (i.e., base salary plus bonus), the number of years employed by us and the highest office attained prior to termination. Based on these factors, the amounts that would be payable under our Severance Plan to Messrs. Ginsberg, Bhatnagar, Miller, Alston, Buckly and Colston, if their employment were terminated as of April 1, 2008 under circumstances entitling them to severance benefits under the Severance Plan would be approximately as follows:

Executive Officer	Severance Compensation
Errol Ginsberg	$2,235,600
Atul Bhatnagar	318,500
Thomas B. Miller	472,600
Victor Alston	280,900
Ronald W. Buckly	188,400
Walker H. Colston, II	240,100
     Severance benefits also include continuation, at our expense, of health care insurance and term life insurance for a period of 18 months following termination of employment.
     In connection with Mr. Anderson’s termination of his employment as an executive officer of the Company effective November 12, 2007, we entered into an employment separation agreement with Mr. Anderson in December 2007 pursuant to which we agreed to (a) pay him the sum of $697,520, all of which will be paid in installments no later than January 1, 2009, and (b) provide him with certain severance benefits (e.g., continued health care insurance and term life insurance) to which he was entitled in accordance with the terms of the Severance Plan.
     Under Section 280G of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), an employer will lose a deduction for tax purposes with respect to a “parachute payment” payable upon a change in the employer’s control or ownership and a 20% excise tax will be imposed on the recipient of a parachute payment. A parachute payment is generally defined as any payment in the nature of compensation paid to an officer or highly compensated individual which is contingent on a change in control or ownership, provided that the aggregate value of all such payments is at least three times the recipient’s base amount (i.e., the recipient’s average taxable compensation for the five years prior to the year in which the change in control occurs). In the event that an officer’s severance benefits upon termination will exceed three times the officer’s base compensation for purposes of Section 280G of the Internal Revenue Code, then the benefits payable to the officer under our Severance Plan will automatically be reduced by the minimum amount necessary to ensure that the benefits do not constitute a parachute payment under Section 280G.
Equity Compensation Plan Information
     We currently maintain equity compensation plans that provide for the issuance of our Common Stock to our officers, employees and directors upon the exercise or vesting of stock options and restricted stock units. These plans are:
•	our Amended and Restated 1997 Equity Incentive Plan (the “1997 Plan”),

•	our Amended and Restated Non-Employee Director Equity Incentive Plan (the “Director Plan”), and

•	our Employee Stock Purchase Plan, as amended.
     All of these plans have been approved by our shareholders. In addition, we have granted certain additional nonstatutory stock options to one current director which have not been approved by our shareholders.
     The following table summarizes information about outstanding options, restricted stock units (“RSUs”) and shares reserved for future issuance under the plans stock options described above as of December 31, 2007:

	Number of shares			Number of shares remaining
	to be issued			available for future issuance
	upon exercise of		Weighted-average exercise	under equity compensation
	outstanding options,		price of outstanding options,	plans (excluding shares
	warrants and rights		warrants and rights(1)	reflected in column (a))
Plan Category	(a)		(b)	(c)
Equity compensation plans approved by shareholders
1997 Plan	10,323,593	(2)	$10.61	3,022,801
Director Plan	228,332	(3)	13.73	156,668
Employee Stock Purchase Plan	0		—	598,316

Total	10,551,925		$10.68	3,777,785

Equity compensation plans not approved by shareholders
Options	25,000	(4)	$5.72	0

Total Equity Compensation Plans	10,576,925		$10.67	3,777,785

(1)	The weighted-average exercise price of outstanding options does not take into account outstanding RSUs since they do not have an exercise price.

(2)	Includes 9,661,225 shares of Ixia Common Stock issuable upon the exercise of outstanding stock options and 662,368 shares of Ixia Common Stock issuable upon the vesting of outstanding RSUs.

(3)	Includes 218,332 shares of Ixia Common Stock issuable upon the exercise of outstanding options and 10,000 shares of Ixia Common Stock issuable upon the vesting of outstanding RSUs.

(4)	Consists of options issued to a director of the Company in connection with his initial election to the Board of Directors in April 2003. The options were granted at an exercise price per share equal to the closing sales price of the Company’s Common Stock on the date of grant. The options are fully vested and will expire in August 2008.

Compensation Committee Interlocks and Insider Participation
     During 2007, the Compensation Committee consisted of Messrs. Entekhabi (Chairman), Fram and Rager, all of whom are non-employee directors of the Company. In February 2008, the Board appointed Ms. Hamilton, a non-employee director, to the Compensation Committee. No member of the Compensation Committee is or was a current or former officer or an employee of the Company or any of its subsidiaries, other than Mr. Rager who served as the Company’s Chief Financial Officer from June 1997 to March 2000.
COMPENSATION COMMITTEE REPORT
     The information contained in this report by the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.
     The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for 2007. Based on the review and discussions, the Compensation Committee recommended to the Board, and the Board has approved, the inclusion of the Compensation Discussion and Analysis in the Company’s proxy statement for its 2008 Annual Meeting of Shareholders and in Ixia’s Annual Report on Form 10-K for the year ended December 31, 2007.
COMPENSATION COMMITTEE
Massoud Entekhabi, Chairman
Jonathan Fram
Gail Hamilton (member since February 27, 2008)
Jon F. Rager
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     There were no transactions since the beginning of 2007, and there is no currently proposed transaction, in which Ixia was or is to be a participant in which any related person had or will have a material interest.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
     Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers and persons who beneficially own more than ten percent of our Common Stock to file initial reports of ownership of our Common Stock and reports of changes in ownership of our Common Stock with the SEC and The Nasdaq Stock Market. These persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file.
     Based solely on our review of the copies of such reports furnished to us and on written representations from our executive officers and directors, we believe that all reports required to be filed by these officers and directors in accordance with Section 16(a) were filed on a timely basis during 2007.

PROPOSAL 2 — APPROVAL OF
2008 EQUITY INCENTIVE PLAN
     The Board is requesting that our shareholders vote in favor of approving the 2008 Equity Incentive Plan (the “2008 Plan”) which was adopted by the Board on April 11, 2008. A total of 6,000,000 shares of our Common Stock has been reserved for issuance under the 2008 Plan, which represents 8.9% of the shares of the Company’s Common Stock outstanding as of the Record Date. No more than 2,000,000 of the 6,000,000 shares authorized under the 2008 Plan may be issued pursuant to restricted stock units or restricted stock awards under the 2008 Plan. No more than 1,000,000 shares, as represented by stock options, restricted stock, restricted stock units and/or stock appreciation rights, may be awarded to any single employee during any calendar year. No equity incentives will be granted, and no shares of our Common Stock will be issued, under the 2008 Plan unless the 2008 Plan is approved by our shareholders at the Annual Meeting.
     If the shareholders of the Company approve the stock option exchange program which has been approved by the Board and is subject to approval by the Company’s shareholders at the Annual Meeting, then the 6,000,000 shares initially authorized for issuance under the 2008 Plan may be increased by up to 4,000,000 shares for the grant of new stock option awards pursuant to our proposed stock option exchange program. See “PROPOSAL 3 – APPROVAL OF STOCK OPTION EXCHANGE PROGRAM, INCLUDING AMENDMENT TO 2008 EQUITY INCENTIVE PLAN” below.
     If approved, the 2008 Plan will replace our Amended and Restated 1997 Equity Incentive Plan (the “1997 Plan”) which was previously approved by the shareholders and under which a maximum of 28,500,000 shares was authorized for issuance. The 1997 Plan will, in any event and regardless of whether our shareholders approve the 2008 Plan at the Annual Meeting, terminate on May 1, 2008 (upon the expiration of its ten-year term), after which time no equity incentives may be awarded under the 1997 Plan, and any shares of the Company’s Common Stock previously reserved under the 1997 Plan but not issued or subject to outstanding equity incentives as of the expiration date will be returned to the status of authorized but unreserved shares.
     The Board believes that the 2008 Plan is in the best interest of the Company and its shareholders as it will continue to provide employee and shareholder alignment and help to effectively attract, motivate and retain employees. If approved by the shareholders, the 2008 Plan will become the sole plan for providing stock-based incentive compensation to eligible employees of the Company (other than the Company’s Employee Stock Purchase Plan).
     The following table sets forth certain information as of April 1, 2008 concerning the 1997 Plan, including the shares of our Common Stock issued upon the exercise of the stock options and the vesting of restricted stock units (“RSUs”) awarded under the 1997 Plan since its inception and the number of shares subject to outstanding stock options and RSUs:

Total number of shares authorized:	28,500,000
Number of shares issued upon exercise of options:	15,123,251
Number of shares issued upon vesting of RSUs:	243,326
Number of shares subject to outstanding options:	9,480,244	(1)
Number of shares subject to outstanding RSUs:	641,289	(2)
Number of shares available for future equity incentive grants:	3,011,890	(3)

(1)	These options have exercise prices per share ranging from $0.13 to $21.50 and a weighted average exercise price per share of $10.31. To the extent that any of these options expire unexercised or are cancelled after the termination of the 1997 Plan on May 1, 2008, then the shares subject to these options will not be available for future equity incentive awards under the 1997 Plan or otherwise.
(footnotes continue on next page)

(2)	To the extent that any of these RSUs do not vest after the termination of the 1997 Plan on May 1, 2008, then the shares subject to these RSUs will not be available for future equity incentive awards under the 1997 Plan or otherwise.

(3)	The 1997 Plan terminates on May 1, 2008 after which no equity incentives may be awarded under the 1997 Plan. Any shares that are not subject to outstanding options or RSUs upon the termination of the 1997 Plan will not be available for future equity incentive awards under the 1997 Plan or otherwise.
     Ixia strongly believes in a broad-based equity incentive program and grants equity incentives to substantially all of its full time employees. Each new employee of the Company typically receives an equity grant upon commencement of employment and thereafter is eligible to receive annual or other periodic incentive grants. In 2007, we granted 2,209,033 stock options and 622,823 restricted stock units under the 1997 Plan, of which 230,000 options and 138,000 restricted stock units, or 10.4% of options and 22.2% of restricted stock units, were granted to our named executive officers for 2007. The remaining 1,979,033 options and 484,823 restricted stock units, or 89.6% of the options and 77.8% of the restricted stock units, were granted to the Company’s other executive officers and employees. The 2,831,856 equity incentives awarded in 2007 also included 700,000 options and 15,000 restricted stock units awarded to Atul Bhatnagar in connection with the commencement of his employment as President and Chief Operating Officer of the Company in September 2007.
     We attempt to limit the dilution to our shareholders from the issuance of equity incentives under our employee equity incentive plans by monitoring and limiting the number of equity incentives we grant annually, commonly referred to as “burn rate” (defined as the total equity awards granted in a calendar year divided by the number of shares of Common Stock outstanding at the beginning of such calendar year). In 2007, our annual burn rate was 4.2%. In 2007, 1,300,454 shares were returned to the 1997 Plan upon the cancellation or expiration of options and restricted stock units, primarily as a result of employee terminations. After subtracting these shares from the number of total equity awards in 2007, our annual burn rate was 2.3%. Net of option and restricted stock unit cancellations and expirations, our goal is to limit our 2008 annual burn rate to 2.0%-2.5%.
     An additional metric that we use to measure and monitor the impact of our equity incentive program is “overhang,” which is defined as the equity incentives outstanding as of a specific date (including, for example, options that have been granted but have not been exercised and restricted stock units that have been awarded but have not vested), plus equity incentives available for awards, divided by the number of shares of our Common Stock outstanding at such date. At December 31, 2007, our overhang was approximately 19.7%.
     The use of broad-based equity incentives has long been a critical and integral component of our overall compensation program and is one that we expect to continue. Although our annual burn rate and overhang will be affected by a number of factors, including our headcount, the number of shares authorized under our equity incentive plans, the cancellations or expiration of equity incentives under our 1997 Plan or the 2008 Plan, and the number of shares repurchased by the Company under the stock repurchase program that we commenced in August 2007, and as a result can be expected to fluctuate in the future, we will attempt to manage and limit our burn rate and overhang through the judicious award of equity incentives under the 2008 Plan.
     The Board of Directors approved the 2008 Plan in order to ensure the future availability of sufficient shares of the Company’s Common Stock for equity grants and for periodic grants to the Company’s employees and to new employees of the Company, including the employees of any companies acquired by the Company. The Board recognizes that equity incentives are critical factors in attracting, motivating and retaining employees and that equity incentives provide the Company’s employees with a meaningful opportunity to more closely align their interest with those of the Company’s shareholders. The Board believes that the 2008 Plan will enable the Company to offer competitive compensation packages to its employees. If the shareholders approve the 2008 Plan, the Board believes that the shares available for equity grants under the 2008 Plan should be sufficient to meet the Company’s presently anticipated equity grant needs for its employees, until at least the date of the Company’s Annual Meeting of Shareholders in 2010. If the 2008 Plan is not approved at the Annual Meeting, the Company will not have in place an equity incentive plan (other than the Company’s Employee Stock Purchase Plan) under which it will be able to grant equity awards to its employees.
     AT THE ANNUAL MEETING, THE SHAREHOLDERS WILL BE REQUESTED TO CONSIDER AND APPROVE THE 2008 PLAN. THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES OF THE COMPANY’S COMMON STOCK PRESENT OR REPRESENTED BY PROXY AND ENTITLED TO VOTE AT THE ANNUAL MEETING WILL BE REQUIRED TO APPROVE THE 2008 PLAN. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE 2008 PLAN.
Plan Benefits
     Employees, including executive officers of and consultants to the Company and its subsidiaries, would be eligible to receive equity grants under the 2008 Plan, and equity grants would not be made to directors of the Company who are not also employees.
     Because awards under the 2008 Plan are granted at the sole discretion of the Compensation Committee of the Company’s Board of Directors to whom the administration of the 2008 Plan has been delegated, the Company cannot determine at this time which individuals or classes of persons (e.g., employees, executive officers or consultants) would receive future awards of equity incentives under the 2008 Plan or what the nature and size of those awards would be.
Summary of 2008 Plan
     A summary of the principal provisions of the 2008 Plan is set forth below and is qualified in its entirety by reference to the 2008 Plan. A copy of the 2008 Plan is available from the Company’s Corporate Secretary upon written request to: Corporate Secretary, Ixia, 26601 W. Agoura Road, Calabasas, California 91302. A copy of the proposed 2008 Plan is also filed electronically with the Securities and Exchange Commission (the “SEC”) with this proxy statement.
Purpose
     The purposes of the 2008 Plan are to (i) attract and retain the services of employees and consultants who the Company believes are in a position to make material contributions to the successful operation of the Company’s business; (ii) motivate such persons to achieve the Company’s business goals; and (iii) enable such persons to participate in the long-term growth and financial success of the Company by providing them with an opportunity to purchase and otherwise acquire (for example, through the vesting of restricted stock units) stock of the Company.
Administration
     The 2008 Plan is required to be administered by a committee designated by the Board of Directors and comprised of not less than two directors who are (a) “independent directors” under applicable Nasdaq rules, (b) ”non-employee directors” under Rule 16b-3 of the Exchange Act of 1934, as amended, and (c) ”outside directors” under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The Compensation Committee, which is currently comprised of four directors, will administer the 2008 Plan. Subject to the provisions of the 2008 Plan, the Compensation Committee has the authority, in its sole discretion, to grant awards under the 2008 Plan, to interpret the provisions of the 2008 Plan and, subject to the requirements of applicable law, to prescribe, amend and rescind rules and regulations relating to the 2008 Plan. The Compensation Committee’s interpretation and construction of any provision of the 2008 Plan is final and binding.
     As administrator of the 2008 Plan, the Compensation Committee will select the award recipients and determines the type of equity award – e.g., options (i.e., incentive or nonstatutory) share appreciation rights, restricted stock units or restricted stock awards — and the number of shares to be subject to each award. In making these determinations, the Compensation Committee will take into account a number of factors including, with respect to the recipient and as applicable, the individual’s position and responsibilities, individual performance, salary, previous equity grants (if any), length of service to the Company and other relevant factors.
Eligibility
     The 2008 Plan provides that equity grants may be made to employees of and consultants to the Company and its affiliates, including the Company’s subsidiaries; provided, however, that consultants may not be granted incentive stock options. The Company also may not grant incentive stock options to any person who, at the time of the grant, owns stock possessing more than 10% of the total combined voting power of the Company, unless the option exercise price is at least 110% of the fair market value for the stock subject to the options on the date of grant and the term of the option does not exceed five years from the date of grant.
     As of April 1, 2008, approximately 729 persons held outstanding grants under the 1997 Plan. As of that date, the Company had a total of approximately 760 employees, including employees already holding awards granted under the 1997 Plan, all of whom would meet the eligibility requirements to be granted equity incentives under the 2008 Plan.
Types of Awards
     Options
     Options granted under the 2008 Plan are either “incentive stock options” as defined in Section 422 of the Code or nonstatutory stock options that do not meet the requirements of Section 422. The stock option agreement between the Company and the individual optionee will state whether the options covered thereby are intended to be incentive stock options or nonstatutory stock options. Options that are intended to qualify as incentive stock options are subject to certain restrictions or requirements in order to assure their qualification under Section 422 of the Code.
     The aggregate fair market value (determined as of the grant date) of the stock for which an optionee may be granted incentive stock options that first become exercisable during any one calendar year under all of the Company’s plans may not exceed $100,000. The optionee must earn the right to exercise the option by continuing to work for the Company or by attaining specified performance goals established by the Committee (or both), and options are exercisable at such times and in such cumulative installments as the Compensation Committee determines, subject to earlier termination of the option upon termination of the optionee’s employment for any reason. The form of payment for shares to be issued upon exercise of an option is determined by the Compensation Committee at the time of grant and may consist of, as determined with respect to each option by the Compensation Committee, cash, check, previously owned shares of Common Stock, a promissory note, payment pursuant to a “cashless exercise” program, a combination of the foregoing or such other consideration as is determined by the Compensation Committee.
     The exercise price per share for the shares issued pursuant to the exercise of an option is determined by the Committee and may not be less than 100% of the fair market value of the Common

Stock on the grant date. The fair market value of the Common Stock on the date of an option grant is equal to the closing sales price of the Company’s Common Stock as reported on the Nasdaq Global Select Market. On April 1, 2008, the closing sales price of the Company’s Common Stock on the Nasdaq Global Select Market was $7.82 per share. Without shareholder approval, the Committee does not have the authority to amend or adjust the exercise price of any options previously granted under the 2008 Plan (except as required to reflect stock dividends or other similar events), whether through amendment, cancellation, replacement grant or other means or to implement a stock option or other exchange offer.
     Unless an award agreement provides otherwise, if an optionee’s employment with the Company is terminated for any reason other than death, total and permanent disability or for cause, his or her options may be exercised within 90 days after such termination as to all or any part of the shares as to which the optionee was entitled to exercise the option at the time of termination. If an optionee should die or become permanently and totally disabled while employed by the Company, his or her options may be exercised at any time within 180 days, or such longer period not exceeding one year as may be determined by the Compensation Committee at the time of grant, after such death or disability, but only to the extent the optionee was entitled to exercise the options at the date of his or her termination of employment due to such death or disability. If an optionee’s employment with the Company is terminated for cause, then he or she will immediately forfeit all of his or her outstanding options. Options may not have a term greater than ten years from the grant date, except that in certain limited cases (as described above), the maximum term is five years.
     Options are nontransferable by the optionee, other than by will or the laws of descent and distribution or in a transfer between spouses incident to a divorce, and are exercisable only by the optionee during his or her lifetime or, in the event of the death of the optionee, by the estate of the optionee or by a person who acquires the right to exercise the options by bequest or inheritance.
     Restricted Stock Units
     The 2008 Plan currently authorizes the grant of restricted stock units. Restricted stock units evidence the right to receive shares of Ixia Common Stock at a designated time in the future if a participant is employed by the Company at the end of the applicable vesting period. The Compensation Committee determines the vesting dates and any other conditions or restrictions applicable to a restricted stock unit award. As soon as practicable after the time stated in the award agreement as the vesting date and provided that all conditions for the issuance of shares have been satisfied, shares of Common Stock equal to the number of vested restricted stock units vesting on that date will be distributed to the grantee. Vesting may be based on the continued service of the grantee for specified time periods or on the attainment of specified performance goals established by the Committee, or both. A grantee of a restricted stock unit has no rights as an Ixia shareholder such as rights to vote or receive dividends or other distributions, until the stock has been distributed to the participant. The Company may grant dividend equivalents to holders of restricted stock units. If restricted stock units are granted and cash dividends are paid on the Company’s Common Stock in the future, by granting dividend equivalents the Company would be placing holders of restricted stock units in the same economic position as holders of restricted stock. The Company has no present intention to grant any such dividend equivalents.
     If the 2008 Plan is approved, we will be in a position to grant, from time to time and as deemed appropriate by the Committee, restricted stock units that qualify as performance-based compensation for purposes of Section 162(m) under the Code. See “Performance-Based Compensation” below.
     Unless an award agreement provides otherwise, if a participant’s employment or consulting relationship with the Company terminates for any reason prior to the end of the applicable vesting period for restricted stock units, the participant typically forfeits all rights to the shares with respect to which the restricted stock units are not then vested.

     Awards are generally nontransferable by the recipient prior to vesting, other than by will or the laws of descent and distribution or in a transfer between spouses incident to a divorce.
     Restricted Stock
     Restricted stock is an award of Ixia Common Stock that is subject to restrictions determined by the Compensation Committee, including forfeiture conditions and restrictions against transfer for a specified period of time, as the Committee may determine at the time of the grant. Restricted stock awards may be granted without payment by the participant. The restrictions on restricted stock may lapse in installments based on factors, including continuing employment with the Company or attainment of specified performance goals, or both, as may be determined by the Compensation Committee. In addition, the Compensation Committee has discretion to waive or accelerate the lapsing of restrictions in whole or in part. Until all restrictions are satisfied, lapsed or waived and unless otherwise provided by the Compensation Committee, the Company will typically maintain custody over the restricted shares and the grantee of the restricted shares will have the rights of an Ixia shareholder with respect to the shares, including the right to vote and receive any cash dividends on the restricted stock. Any stock dividends on shares of restricted stock will be treated as additional shares under the restricted stock award and will be subject to the same restrictions and other terms and conditions as the restricted stock on which the stock dividend was paid.
     The maximum number of shares subject to restricted stock awards which may be granted under the 2008 Plan during any calendar year to any one recipient may not exceed 1,000,000.
     If the 2008 Plan is approved, then we will be in a position to grant, from time to time and as deemed appropriate by the Committee, restricted stock awards that qualify as performance-based compensation for purposes of Section 162(m) under the Code. See “Performance-Based Compensation” below.
     If a participant’s employment or consulting relationship with the Company terminates for any reason prior to the end of the applicable vesting period for restricted stock awards, the participant typically forfeits all rights to the shares for which the forfeiture period has not expired.
     During the period in which any shares subject to a restricted stock award are restricted, the shares may not be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution or in a transfer between spouses incident to a divorce.
     Share Appreciation Rights
     The 2008 Plan authorizes the Compensation Committee, in its discretion, to grant share appreciation rights (“SARs”) to eligible employees. A SAR entitles the participant, upon exercise, to receive a payment, typically in shares of Ixia Common Stock, based on the excess of the fair market value of a share of Ixia Common Stock on the date of exercise over the base price of the SAR, multiplied by the applicable number of shares of Ixia Common Stock subject to the SARs that are being exercised. SARs may be granted on a standalone basis or in tandem with a related stock option. The base price of SARs may not be less than the fair market value of a share of Ixia Common Stock on the date of grant. The Compensation Committee will determine at the time of grant the vesting requirements and the payment and other terms of SARs, including the effect of termination of service of a participant, which may be similar to the effect of termination of employment on outstanding options. Vesting may be based on the continued service of the participant for specified time periods or on the attainment of specified performance goals established by the Committee (or Board in the case of non-employee directors), or both. We expect that SARs, if granted, would typically terminate on the seven-year anniversary of the date of grant. The Committee will, however, retain discretion to provide for an exercise period of up to ten years. SARs may be payable in shares of Ixia Common Stock or in cash, or in a combination of both, as determined with respect to each SAR by the Compensation Committee at the time of grant.
     SARs will be nontransferable by the holder, other than by will or the laws of descent and distribution or in a transfer between spouses incident to a divorce, and will be exercisable only by the holder during his or her lifetime or, in the event of the death of the holder, by the estate of the holder or by a person who acquires the right to exercise the SARs by bequest or inheritance.
     Performance-Based Compensation
     The 2008 Plan authorizes the Compensation Committee, in its discretion, to make restricted stock unit and restricted stock awards under the 2008 Plan that qualify as “performance-based” compensation and are fully deductible by the Company under Section 162(m) of the Code.
     In general, Section 162(m) denies a publicly held company a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. An exception to this rule applies to “performance-based” compensation paid pursuant to a stock incentive plan that is approved by shareholders and specifies, among other things, the maximum number of shares with respect to which awards may be granted to eligible participants during a specified period. The 2008 Plan contains such a limit with respect to stock options, restricted stock units, restricted stock awards and SARs.
     In order for grants of restricted stock units and restricted stock awards to covered persons to qualify as performance-based compensation, the grants must include performance criteria, and the performance criteria must be approved by a company’s shareholders.
     We are asking our shareholders to approve the following list of performance criteria for the grant of performance-based restricted stock units or restricted stock awards under the 2008 Plan. If the amendments are approved and if we grant to covered persons restricted stock units and/or restricted stock awards that are subject to the achievement of performance goals established by the Committee relating to one or more of the following criteria approved by our shareholders, the related compensation expense should be deductible because the criteria will meet the requirements of Section 162(m). The listed performance criteria may be applied to the Company and/or to any affiliate, subsidiary, division or business unit of the Company (although we do not currently have divisions or business units) and may be applied, as applicable, to individual performance. The criteria for a particular award may be a combination of different types of criteria and may be measured in absolute levels or relative to another company or companies, a peer group, an index or indices or Company performance in a previous period. Performance may be measured annually or cumulatively over a longer period of time. We do not currently plan for all (or even any) of our awards to include these criteria, but the 2008 Plan will allow us maximum flexibility in this regard.

     The specific performance criteria described in the 2008 Plan that we are asking our shareholders to approve at the Annual Meeting so that the criteria may be used, in the discretion of the Compensation Committee, to establish performance goals for covered persons that will result in tax deductibility under Section 162(m), are set forth below:

Revenue	operating earnings	operating profits (including
Operating income or net	gains	earnings before or after
operating income	product development	income taxes, depreciation
Orders	client development	and amortization
return on equity	leadership	earnings per share growth
return on assets or net assets	project progress	profit returns and margins
cash flow	project completion	stock price
Share price performance	increase in total revenues	working capital
return on capital	net income	business trends
Earnings	operating cash flow	production cost
earnings per share	net cash flow	project milestones
shareholder return and/or	retained earnings	capacity utilization
value (including but not	budget achievement	quality
Limited to total shareholder	return on capital employed	economic value added
Return	return on invested capital	operating efficiency
economic value added	cash available to a	debt
ratio of operating earnings to	company from a	dividends
capital spending	subsidiary or subsidiaries	corporate governance
EBITDA	expense spending	health and safety
EBIT	gross margin
Costs	market share
     In order for an award to qualify as performance-based under 162(m), the performance goals for each participant and the amount payable if the goals are met will be required to be established in writing for each specified period of performance no later than 90 days after the commencement of the period of service to which the performance goals relate and while the outcome of whether the goals will be achieved is substantially uncertain. In no event, however, may the goals be established after 25% of the period of service to which the goals relate has elapsed. The performance goals are required to be objective, and the goals and the amount payable for each performance period if the goals are achieved will be set forth in the applicable award agreement. We will not pay any amounts or vest restricted stock units or stock awards for any participant for any performance period unless and until our Compensation Committee has certified that the performance goals and any other material terms for payment or vesting were in fact satisfied.
Adjustment upon Changes in Capitalization or Control
     In the event that a change, such as a stock split or stock dividend, is made in the Company’s capitalization which affects the stock covered by any awards granted under the 2008 Plan, appropriate adjustment will be made in the exercise price of (if applicable) and the number and type of shares covered by outstanding awards and in the number and type of shares available for issuance under the 2008 Plan. The adjustment will prevent dilution or enlargement of rights in any such event. In general, unless the terms of an award expressly provide otherwise, in the event of a dissolution or liquidation of the Company, a sale of all or substantially all of the assets of the Company or the merger, consolidation or reorganization of the Company with or into another corporation as a result of which the Company is not the surviving corporation, the Compensation Committee, in its discretion, shall (1) make provision for the assumption of all outstanding awards by the successor corporation, (2) declare that awards shall terminate as of a date fixed by the Board which is at least 30 days after the notice thereof to the participant and give each participant the right to exercise his or her options or SARs as to all or any part of the shares covered by such awards, including shares as to which the award would not otherwise be exercisable (other than shares as to which the award is not exercisable because the exercise period for those shares has expired), (3) accelerate the vesting of restricted stock awards and restricted stock units, or cause any awards outstanding as of the effective date of such event to be cancelled in consideration of a cash payment or the grant of an alternative option or award (whether by the Company or any entity that is a party to the transaction), or a combination thereof, to the holder of the cancelled award, provided that the payment and/or grant are substantially equivalent in value to the fair market value of the cancelled awards, as such equivalency is determined by the Compensation Committee.
Amendment, Termination and ERISA Status
     The Compensation Committee may amend or terminate the 2008 Plan at any time or from time to time without the approval of the Company’s shareholders; provided, however, that approval of the holders of voting shares represented and entitled to vote at a valid meeting of shareholders is required for any amendment to the 2008 Plan which would: (a) increase the number of shares which may be issued thereunder other than in connection with an adjustment upon changes in capitalization; (b) materially change the designation of the class of persons eligible to participate; (c) remove the administration of the 2008 Plan from the Board of Directors or its committee; (d) extend the term of the 2008 Plan beyond its initial ten-year term; (e) materially increase the benefits to participants under the 2008 Plan; or (f) materially modify the requirements as to eligibility for participation. In any event, the 2008 Plan would, if approved by the shareholders, terminate on the tenth anniversary of its adoption by the Company’s shareholders (i.e., on May 28, 2018), provided that any awards then outstanding will remain outstanding until they expire by their terms.
     The 2008 Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Tax Information
     The federal tax consequences of equity awards are complex and subject to change. The following discussion is only a brief summary of the general federal income tax laws and interpretations thereof currently in effect and applicable to equity awards. All such laws and interpretations are subject to change at any time, possibly with retroactive effective. A taxpayer’s particular situation may be such that some variation of the general rules may apply. This summary is not intended to be exhaustive and, among other things, does not cover the state, local or foreign tax consequences of awards under the 2008 Plan, the disposition of shares acquired upon exercise or vesting of such awards or federal estate tax or state estate, inheritance or death taxes.
     Incentive Stock Options
     If an option granted under the 2008 Plan is treated as an “incentive stock option” as defined in Section 422 of the Code, the optionee will not recognize any income for regular income tax purposes upon either the grant or the exercise of the option, and the Company will not be allowed a deduction for federal tax purposes. As discussed below, the tax treatment to the optionee and the Company upon an optionee’s sale of the shares will depend primarily upon whether the optionee has met certain holding period requirements at the time of sale. In addition, the exercise of an incentive stock option may subject the optionee to alternative minimum tax liability in the year of exercise.

     If an optionee exercises an incentive stock option and does not dispose of the shares before the later of the expiration of (i) the two-year period from the date of the grant of the option or (ii) the one-year period after the date of exercise of the option, any gain or loss realized upon disposition of the shares should generally be characterized as long-term capital gain. The amount of gain realized on the disposition of the shares will be equal to the difference between the amount realized on the disposition and the optionee’s tax basis (typically, the exercise price) in the shares. The Company will not be entitled to a compensation deduction for federal income tax purposes at any time, unless the optionee disposes of the shares within either or both of the two-year and one-year holding periods specified above.
     If an optionee disposes of the shares either within two years from the date the option is granted or within one year after the exercise of the option, the disposition will be treated as a “disqualifying disposition” for federal income tax purposes. A disqualifying disposition generally requires an optionee to recognize the difference between the option’s exercise price and the fair market value of the shares at the time of option exercise as ordinary income subject to a maximum marginal federal income tax rate of up to 35%. The optionee must recognize this income (determined without reduction for any brokerage fees or other costs paid in connection with the disposition) in the tax year during which the disqualifying disposition occurs. If the disqualifying disposition would trigger a loss, then the amount of ordinary income includible in the optionee’s income (and deductible by the Company) is limited to the excess of the amount realized on the disposition over the optionee’s adjusted basis in the shares. The ordinary income will be added to the basis of the stock to determine the capital gain that must be recognized on the disqualifying disposition. An optionee will be generally considered to have disposed of shares if he or she sells, exchanges, makes a gift of or transfers legal title to such shares (except by pledge, in certain non-taxable exchanges, in an insolvency proceeding, incident to a divorce, or upon death).
     The exercise of an incentive stock option may subject an optionee to alternative minimum tax liability in the year of exercise because the excess of the fair market value of the shares at the time an incentive stock option is exercised over the exercise price is an adjustment in determining an optionee’s alternative minimum taxable income for such year. Consequently, an optionee may be obligated to pay alternative minimum tax in the year he or she exercises an incentive stock option. If a disqualifying disposition occurs in the same year as an option is exercised, the amount of ordinary income resulting from the disposition would generally offset any adjustment to alternative minimum taxable income for the year of exercise. In the case of a disqualifying disposition which occurs after the year of exercise, an individual would be required to recognize alternative minimum taxable income in the year of exercise and ordinary income in the year of the disqualifying disposition in an amount determined under the rules described above, but subject to a credit for part or all of the alternative minimum tax paid in prior years. Optionees are urged to consult their tax advisors concerning the applicability of the alternative minimum tax to their own circumstances.
     There is no income or employment tax withholding by the Company upon an optionee’s exercise of incentive stock options.
     In general, there are no federal income tax consequences to the Company upon the grant, exercise or termination of an incentive stock option. However, in the event an optionee sells or disposes of stock received upon the exercise of an incentive stock option prior to satisfying the two-year and one-year holding periods described above, the Company will be entitled to a deduction for federal income tax purposes in the year of the disposition in an amount equal to the ordinary income, if any, recognized by the optionee upon disposition of the shares, provided the Company has satisfied its reporting obligations under the Code.

     Nonstatutory Stock Options
     Nonstatutory stock options granted under the 2008 Plan do not qualify as “incentive stock options” and, accordingly, do not qualify for any special tax benefits to the optionee. An optionee will not recognize any income at the time he or she is granted nonstatutory stock options, assuming that the options are not actively traded on an established market and the fair market value of the options cannot be measured with reasonably accuracy at the time of grant. However, upon exercise of a nonstatutory stock option, the optionee will generally recognize ordinary income for federal income tax purposes measured by the excess of the then fair market value of the shares over the exercise price of the option. The income realized by the optionee will be treated as compensation income subject to income and employment tax withholding by the Company generally payable from the other compensation paid to the optionee or from the proceeds of sales of all or a portion of the stock issued upon exercise of the option. If those earnings are insufficient to pay the required withholding tax, the optionee will be required to make a direct payment to the Company to cover the withholding tax liability.
     Upon a sale of any shares acquired pursuant to the exercise of a nonstatutory stock option, the difference between the sale price and the optionee’s tax basis in the shares will be treated as a long-term or short-term capital gain or loss, as the case may be, depending on the optionee’s holding period for the shares, without “tacking on” any holding period for the option. The optionee’s tax basis for determination of such gain or loss will ordinarily be the sum of (1) the amount paid for the shares (i.e., the exercise price), plus (2) any ordinary income recognized by the optionee as a result of the exercise of the option. In general, if the optionee has held the shares for more than one year at the time of sale, the capital gain will be limited to a maximum federal income tax rate of 15%. If the holding period for the shares is shorter, the federal income tax rate could be as high as 35%.
     In general, there are no federal tax consequences to the Company upon the grant or termination of a nonstatutory stock option or the sale or disposition of the shares acquired upon exercise of a nonstatutory stock option. However, upon the exercise of a nonstatutory stock option, the Company will generally be entitled to a deduction to the extent and in the year that ordinary income from the exercise of the option is recognized by the optionee, provided that the Company has satisfied its withholding and reporting obligations under the Code and Income Tax Regulations relating to the reporting of the transaction to the Internal Revenue Service and the optionee.
     Restricted Stock Unit Awards
     A participant generally will recognize no income upon the grant of a restricted stock unit award. Upon the issuance of shares once the restricted stock units have vested, participants normally will recognize ordinary income in the year of receipt in an amount equal to any cash dividends received and the fair market value of any nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes, which withholding obligation may generally be satisfied through surrender of otherwise issuable shares, the sale of shares issued upon vesting or cash payments. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date on which the restricted stock units are vested, will be taxed as capital gain or loss. The Company generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the vesting date, except to the extent such deduction is limited by applicable provisions of the Code.
     Restricted Stock Awards
     A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the date on which the risk of forfeiture as to the shares terminates. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If shares issued to a participant are not substantially vested when issued, the participant may elect, pursuant to Section 83(b) of the Code, to report the income, based on the value of the shares on the award date, in the year the restricted stock is granted, rather than waiting until the year in which the restricted stock vests, by filing an election with the Internal Revenue Service no later than 30 days after the date on which the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date of taxation, will be taxed as long-term or short-term capital gain or loss depending on whether the participant’s holding period for the shares is greater than one year. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the date of taxation, except to the extent such deductions are limited by applicable provisions of the Code.
     Share Appreciation Rights
     Generally, the recipient of a standalone SAR will not recognize taxable income at the time the SAR is granted. If a participant receives the appreciation inherent in the SARs in stock, the spread between the then current fair market value of the stock and the base price will be taxed as ordinary income to the recipient at the time the stock is received. If a participant receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the employee at the time it is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the settlement of a SAR (i.e., exercise), the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement.
     Section 162(m)
     As described above, the compensation of persons who are “covered employees” of the Company is subject to the tax deduction limits of Section 162(m) of the Code. Awards that qualify as “performance-based compensation” are, however, exempt from the limitations of Section 162(m), and the Company would be allowed the full federal tax deduction otherwise permitted for such compensation. Options and SARs that vest over time generally qualify as performance-based compensation for purposes of 162(m). If the shareholders approve the 2008 Plan at the Annual Meeting, the 2008 Plan will enable the Company, in the discretion of the Compensation Committee, to grant to covered employees restricted stock units and restricted stock awards that will be exempt from the deduction limits of Section 162(m). Nothing in this proposal, however, precludes the Company from making any grant of restricted stock units and restricted stock awards that do not qualify for tax deductibility under Section 162(m).
     Section 409A
     Acceleration of income, additional taxes and interest apply to nonqualified deferred compensation that is not compliant with Section 409A of the Code. To be compliant with Section 409A, rules with respect to the timing of elections to defer compensation, distribution events and funding must all be satisfied. The 2008 Plan includes provisions designed to ensure that awards under the Plan will not be subject to adverse tax consequences applicable to deferred compensation under Section 409A.

PROPOSAL 3 – APPROVAL OF
STOCK OPTION EXCHANGE PROGRAM,
INCLUDING AMENDMENT TO
2008 EQUITY INCENTIVE PLAN
Overview
     Our Board has determined that it would be in the best interests of the Company and our shareholders to implement a one-time stock option exchange program (the “Option Exchange Program”). The Board of Directors believes the Option Exchange Program will enhance long-term shareholder value by improving our ability to provide incentives to, and to retain, our employees. Stock options have been, and continue to be, a key part of our incentive compensation and retention programs and are designed to motivate and reward employees’ efforts.
     As of April 4, 2008, approximately 80% of the outstanding stock options held by our current employees (other than executive officers, who will not be eligible to participate in the Option Exchange Program) were “underwater,” meaning that the options had exercise prices greater than our stock price on such date. Approximately 66% of these underwater options were vested. The weighted average exercise price of these underwater options was $12.17 per share as compared to a $8.07 closing sales price of our Common Stock on the Nasdaq Global Select Market on April 4, 2008. These underwater stock options, while creating an equity award overhang to our shareholders of over 5,700,000 shares, do not provide retention or incentive value to our employees.
     Under the proposed Option Exchange Program as approved by our Board of Directors on April 11, 2008, employees may choose to participate in the Option Exchange Program and to surrender existing stock options (the “Old Options”) that have a per share exercise price that exceeds the greater of (i) $9.00 or (ii) the dollar amount that is 20% higher than the closing sales price of our Common Stock on the Nasdaq Global Select Market on the last trading day immediately prior to the commencement date of the offer to exchange described below (the “Measurement Date”) and receive, in return, a new grant of options (the “New Options”) to purchase a lesser number of shares at the current stock price on the grant date of the New Options. The lowest exercise price at which an Old Option will be eligible for exchange is referred to as the “Threshold Price.” The New Options will be granted on a date (the “New Grant Date”) that will be determined by the Compensation Committee and is expected to be within seven calendar days following the last day of the Election Period (as defined below). Vesting of the New Options will be re-set to ensure that all New Options will have a minimum of one year of remaining vesting, with longer vesting periods for exchanged Old Options that have been more recently granted. The Option Exchange Program will be open to all employees of the Company, other than our executive officers. Members of our Board, former employees and consultants to the Company will not participate.
     The ratio of the number of shares underlying a New Option to the number of shares underlying the Old Option that is surrendered is referred to as an “Exchange Ratio.” The Exchange Ratios for the Option Exchange Program will be based on the closing sales price of our Common Stock on the last trading day immediately prior to the New Grant Date (the “Determination Date”). The Old Options have been granted under our Amended and Restated 1997 Equity Incentive Plan (the “1997 Plan”), and the New Options would be granted under our 2008 Equity Incentive Plan which is subject to approval by our shareholders at the Annual Meeting. See “PROPOSAL 2—APPROVAL OF 2008 EQUITY INCENTIVE PLAN” above for a description of the 2008 Plan.
     Approval of the Option Exchange Program will also constitute approval of an amendment to the 2008 Plan to increase the number of shares of Common Stock authorized for issuance under the 2008 Plan from 6,000,000 to 10,000,000 shares, with such 4,000,000 additional shares being available solely for the grant of New Options under the Option Exchange Program. The amendment was adopted by our

Board of Directors on April 11, 2008, subject to approval of the Company’s shareholders at the Annual Meeting. In the event of such an increase, then on the first to occur of the one-year anniversary of the date of the Annual Meeting or 30 days following the grant date of New Options under the 2008 Plan, the total number of shares authorized for issuance under the 2008 Plan (i.e., 10,000,000) will be automatically reduced by the extent (if any) to which 4,000,000 exceeds the number of shares subject to New Options outstanding on such date. Because the 1997 Plan terminates on May 1, 2008, all shares underlying the Old Options surrendered in the Option Exchange Program will be cancelled and will not available for future issuance. If Proposal 2 is not approved by our shareholders, the Option Exchange Program will not be implemented, even if approved by our shareholders. In that case, Old Options will remain outstanding and in effect in accordance with their existing terms.
     All Old Options with an exercise price at or above the Threshold Price held by eligible employees are eligible for exchange in the Option Exchange Program. Assuming a Threshold Price of $9.00, and a closing sales price on the Determination Date of $8.33 or less, if all Old Options are exchanged, Old Options to purchase approximately 5,000,000 shares will be exchanged for New Options to purchase approximately 3,400,000 shares.
     We believe the Option Exchange Program, if approved by our shareholders at the Annual Meeting, will permit us to:
•	restore incentives for employees to remain with the Company by issuing them New Options at the market price of our Common Stock on the date of exchange;

•	increase the retentive value of Old Options for our eligible employees because the New Options would have a new vesting schedule, requiring such employees to continue serving with us for longer periods in order to realize the benefits of the New Options;

•	reduce the equity award overhang represented by Old Options that have high exercise prices and are no longer effective as performance and retention incentives; and

•	reduce the number of options that will be required for annual “refresher” grants to employees.
     AT THE ANNUAL MEETING, THE SHAREHOLDERS WILL BE REQUESTED TO CONSIDER AND APPROVE THE OPTION EXCHANGE PROGRAM AND THE RELATED AMENDMENT TO THE 2008 PLAN. THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES OF THE COMPANY’S COMMON STOCK PRESENT OR REPRESENTED BY PROXY AND ENTITLED TO VOTE AT THE ANNUAL MEETING WILL BE REQUIRED TO APPROVE THE OPTION EXCHANGE PROGRAM AND THE RELATED AMENDMENT TO THE 2008 PLAN. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE OPTION EXCHANGE PROGRAM AND THE RELATED AMENDMENT TO THE 2008 PLAN.
Reasons for the Option Exchange Program
     We believe that we need to maintain competitive employee compensation and incentive programs. Like the stock prices of many other companies, our stock price has experienced fluctuations and a significant decline over the past two years. As a result, many of our employees hold options with exercise prices significantly higher than the current market price of our Common Stock. As of April 4, 2008, the exercise prices of currently outstanding Old Options held by our current employees (other than executive officers) ranged from $0.13 to $21.50 per share, and the weighted average exercise price of the Old Options was $10.72 per share. By comparison, the closing sales price of our Common Stock on the Nasdaq Global Select Market on that date was $8.07. Approximately 80% of our currently outstanding

Old Options held by eligible employees are underwater with a weighted average exercise price of $12.17. Approximately 66% of these underwater Old Options are vested. These underwater options may not be sufficiently effective as employee performance and retention incentives. By offering this exchange, we believe we offer a meaningful incentive to employees that is aligned with the interest of our shareholders.
Solution
     In determining to recommend that shareholders approve the Option Exchange Program, we considered several alternatives to provide competitive compensation to our employees:
     Increase Cash Compensation. To replace equity incentives, we would need to substantially increase base and target bonus compensation. These increases would substantially increase our compensation expenses and reduce our cash flow from operations.
     Grant Additional Stock Options. We also considered granting employees additional stock options at current market prices. However, these additional grants would substantially increase our total number of outstanding stock options, and thus our stock option overhang. In addition, the grant of a meaningful number of additional stock options would significantly increase our stock-based compensation expense.
     The Option Exchange Program. Finally, we considered an option exchange program. We determined that a program under which employees could exchange higher-priced stock options for fewer stock options with exercise prices at current market value was most attractive for a number of reasons, including the following:
•	Reasonable, Balanced Incentives. Under the Option Exchange Program, participating employees will surrender underwater Old Options for fewer at-market New Options with a minimum of one year vesting, and longer vesting in cases of Old Options that were granted more recently. We believe granting fewer options at market prices represents a reasonable and balanced exchange of underwater Old Options for New Options with much stronger current impact on employee performance. In the aggregate, the employees give up shares and vesting in exchange for current market pricing.

•	Restore Retention Incentives. We rely on highly skilled employees. Competition for these types of employees is intense. Many companies, including start-up companies with whom we compete for employees, use stock options as a means of attracting, motivating and retaining their employees, while aligning those employees’ interests with those of the shareholders. We continue to believe that stock options are an important component of our employees’ total compensation. We also believe that in order to have the desired impact on employee motivation and retention, our employee stock options should be exercisable at or near the current price of our Common Stock. The failure to address the underwater option issue in the near term will make it more difficult for us to retain our key employees. If we cannot retain these employees, our business, results of operations and future stock price could be adversely affected.

•	Overhang Reduction. In addition to having little or no retention value, our underwater Old Options cannot be removed from our equity award overhang until they are exercised or expire, or until the employee leaves our employment. An exchange will reduce our overhang while eliminating ineffective Old Options currently outstanding. Under the Option Exchange Program, participating employees will receive fewer shares subject to New Options granted than the number of shares subject to Old Options surrendered. Because participating employees will exchange a greater number of Old Options for a lesser number of New Options, the number of shares of stock subject to all outstanding stock options will be reduced, thereby decreasing the overhang. Assuming a Threshold Price of $9.00 and a closing sales price on the Determination Date of $8.33 or less, if all Old Options are exchanged, Old Options to purchase approximately 5,000,000 shares will be surrendered and cancelled, while New Options to purchase approximately 3,400,000 shares will be issued, resulting in a net reduction in the equity award overhang by approximately 1,600,000 shares, or approximately 2.3% of the number of shares of our Common Stock outstanding as of the Record Date (i.e., April 4, 2008). All Old Options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

•	Reduced Pressure for Additional Grants. If we are unable to conduct a program in which underwater Old Options with low incentive value may be exchanged for fewer at-market New Options with higher incentive value, and if the 2008 Plan is approved, we may be required to issue additional options to our employees at current market prices, increasing our overhang. These grants would also more quickly exhaust our pool of shares available for future equity incentive grants if the 2008 Plan is approved.

•	Increased Cash Flow Compared to Using Restricted Stock Units. Options when exercised generate cash proceeds to the Company whereas restricted stock units do not. Accordingly, we determined that under the Option Exchange Program New Options would be granted rather than restricted stock units.
     Although we believe overall that this Option Exchange Program will be favorable for both the Company and our shareholders, there are some potentially negative effects. For example, additional stock-based compensation expense will be recognized in the Company’s consolidated statement of income over the new vesting schedules of the New Options granted in exchange for the Old Options pursuant to this Option Exchange Program. This compensation expense will vary depending on a number of factors, including the number of Old Options exchanged for New Options, the exercise price of the New Options and the estimated term of the New Options. We believe that the incremental stock-based compensation expense associated with the Option Exchange Program will be less than if the Company decided to grant a meaningful number of additional stock options to those employees currently holding underwater options. Additionally, the likelihood that the New Options will be exercised will increase because the New Options will be issued at a current market price, causing an increase in the likelihood of potential dilution to our shareholders (although with respect to a fewer number of shares than are subject to our outstanding Old Options).
Implementing the Option Exchange Program
     We have not commenced the Option Exchange Program and will not do so unless our shareholders approve this proposal as well as Proposal 2 relating to the 2008 Plan. Provided these approvals are received, the Option Exchange Program will commence at a time determined by the Compensation Committee of the Board of Directors. It is currently anticipated that the Option Exchange Program will commence as promptly as practicable following approval of the proposals by our shareholders. However, even if the proposals are approved by our shareholders, the Compensation Committee will retain the authority, in its discretion, not to commence the Option Exchange Program or to terminate or postpone the Option Exchange Program at any time prior to expiration of the Election Period (as defined below) under the Option Exchange Program.
     Upon the commencement of the Option Exchange Program, employees holding eligible Old Options will receive written materials explaining the precise terms and timing of the Option Exchange Program (the “Offer to Exchange”). Employees will be given at least 20 business days (or such longer period as we choose to keep the Offer to Exchange open) (the “Election Period”) to elect on a one-time basis to exchange some or all of their Old Options that meet the Threshold Price for New Options on a grant-by-grant basis (i.e., options granted on the same date with the same exercise price constitute a single grant). Eligible employees will not be permitted to exchange a portion (instead of all) of a single outstanding grant for New Options. They will make this election by filling out an election form which will be distributed to them as part of the Offer to Exchange and submitting the form to our stock plan administrator (or as otherwise instructed) within the Election Period. After the Offer to Exchange is closed, eligible Old Options that were surrendered for exchange will be cancelled, and the Compensation Committee on the New Grant Date will approve grants of New Options to participating employees in accordance with the applicable Exchange Ratios. The exercise price per share of the New Options will be equal to the closing sales price of the Common Stock on the New Grant Date. All such New Options will be granted under the 2008 Plan and will be subject to the terms of the 2008 Plan.
     At or before commencement of the Option Exchange Program, we will file the Offer to Exchange with the SEC as part of a tender offer statement on Schedule TO. Employees and directors, as well as shareholders and members of the public, will be able to obtain the Offer to Exchange and other documents we file with the SEC free of charge from the SEC’s website at www.sec.gov or from the Company’s website at ixiacom.com.
     If you are both an Ixia shareholder and an employee holding Old Options, please note that voting to approve the Option Exchange Program does not constitute an election to participate in the Option Exchange Program.
Description of the Option Exchange Program
Eligible Employees
     We refer to all employees of Ixia and its subsidiaries, other than our executive officers, as “eligible employees” for the purposes of the Option Exchange Program. The Option Exchange Program will not be available to our Board members, executive officers, consultants or former employees. Participation in the Option Exchange Program is voluntary. We have approximately 727 employees holding Old Options as of April 4, 2008 assuming a Threshold Price of $9.00. We may exclude employees in certain non-U.S. jurisdictions from the Option Exchange Program if local law, expense, complexity, administrative burden or similar considerations would make their participation infeasible or impractical.
     Optionees who are Company employees on the date that the Option Exchange Program is commenced will be eligible to elect to participate, but they will need to remain continuously employed by the Company through the New Grant Date if they are to receive New Options. If an optionee has elected to participate in the Option Exchange Program but is no longer an employee for any reason on the New Grant Date, then he or she will not receive a New Option and the tendered Old Options will be returned to the optionee.
Eligible Options
     As of April 4, 2008, Old Options to purchase approximately 9,750,000 shares of our Common Stock were outstanding, with a weighted average exercise price of $10.37 per share. Of these outstanding Old Options, Old Options to purchase approximately 7,274,000 shares of our Common Stock, having exercise prices ranging from $0.13 to $21.50, were held by eligible employees. Assuming a Threshold Price of $9.00 and a closing sales price on the Determination Date of $8.33 or less, Old Options to purchase a maximum of approximately 5,000,000 shares of our Common Stock would be eligible for exchange under the Option Exchange Program. These eligible Old Options have a weighted average exercise price of $12.68 per share.

Exchange Ratio
     The Exchange Ratio for a New Option to be issued in the Option Exchange Program in exchange for an Old Option depends on the exercise price of the surrendered Old Option and the closing sales price of our Common Stock on the Determination Date. The Exchange Ratios set out below demonstrate the range of Exchange Ratios that will be used based on a Threshold Price of $9.00 or above. The Exchange Ratios were established, after consultation with an independent third-party expert consultant on stock plans and stock proposals. In reviewing the Exchange Ratios, the Company utilized a valuation model to calculate the estimated values of Old Options before the exchange and the values of New Options after the exchange. The valuation model took into account various factors, including the current and estimated future fair market value of our Common Stock, the weighted average exercise price of the Old Options proposed to be exchanged, estimated weighted average remaining terms of the Old Options and New Options, prevailing interest rates and the historical volatility of the Company’s stock price.

Old Option	Exchange Ratio (New for Cancelled) (2)
Exercise	Company Closing Sales Price on Determination Date:
Price(1)	≤$8.33	$8.34-9.99	$10.00-11.66	$11.67-13.33	≥$13.34
$9.00-9.99	0.88 for 1	0.94 for 1	N/A	N/A	N/A
10.00-11.99	0.80 for 1	0.86 for 1	0.94 for 1	0.94 for 1	N/A
12.00-13.99	0.64 for 1	0.68 for 1	0.80 for 1	0.94 for 1	0.94 for 1
14.00-15.99	0.48 for 1	0.51 for 1	0.60 for 1	0.72 for 1	0.90 for 1
16.00-17.99	0.32 for 1	0.34 for 1	0.40 for 1	0.48 for 1	0.60 for 1
18.00-19.99	0.28 for 1	0.29 for 1	0.30 for 1	0.39 for 1	0.46 for 1
20.00-21.49	0.24 for 1	0.26 for 1	0.29 for 1	0.32 for 1	0.38 for 1
21.50-above	0.22 for 1	0.23 for 1	0.26 for 1	0.29 for 1	0.33 for 1

(1)	The stated Exchange Ratio will apply for all exercise prices for Old Options within the applicable price range (if, for example, the exercise price for an eligible Old Option is $9.50 and the closing sales price on the Determination Date is $8.00, then the Exchange Ratio will be 0.88 for 1, (i.e., an optionee would receive a New Option for 0.88 of a share of Common Stock for each share of Common Stock underlying an Old Option that is surrendered for exchange))

(2)	If application of the applicable Exchange Ratio to particular New Options to be issued in exchange for Old Options surrendered results in a fractional share, the number of shares underlying the New Options will be rounded down to the nearest whole share on a grant-by-grant basis. No consideration will be paid for such fractional shares.
     For example, if the closing sales price on the Determination Date is $8.00, then:
•	an eligible Old Option to purchase 5,000 shares at an exercise price of $12.00 per share can be exchanged for a New Option to purchase 3,200 shares

•	an eligible Old Option to purchase 1,500 shares at an exercise price of $10.00 per share can be exchanged for a New Option to purchase 1,200 shares

•	an eligible Old Option to purchase 1,500 shares at an exercise price of $15.00 per share can be exchanged for a New Option to purchase 720 shares.
     If the closing sales price on the Determination Date is $9.50, then:
•	an eligible Old Option to purchase 5,000 shares at an exercise price of $12.00 per share can be exchanged for a New Option to purchase 3,400 shares

•	an eligible Old Option to purchase 1,500 shares at an exercise price of $10.00 per share can be exchanged for a New Option to purchase 1,290 shares

•	an eligible Old Option to purchase 1,500 shares at an exercise price of $15.00 per share can be exchanged for a New Option to purchase 765 shares.
     The Exchange Ratios shown in the table above were designed to reflect the relatively lower value of eligible Old Options with an exercise price significantly above fair market value, and the correspondingly higher value of eligible Old Options with a lower exercise price. Since an eligible Old Option with a high exercise price is worth less than an Old Option with an exercise price closer to the current trading price of our Common Stock, an eligible Old Option with a high exercise price is exchangeable for a New Option exercisable for relatively fewer shares than an eligible Old Option with a low exercise price.
     The following table summarizes information regarding the Old Options eligible for exchange in the Option Exchange Program, as of April 4, 2008, and assumes a Threshold Price of $9.00:

	Number of	Weighted	Maximum Number of Shares
	Shares	Average Exercise	Underlying New Options that
	Underlying	Price of Old	may be Granted upon
Exercise Price of Old Options	Old Options	Options	Surrender of Old Options(1)
at least $9.00 but less than $10.00	1,052,913	$9.38	926,563
at least $10.00 but less than $12.00	1,887,269	11.47	1,509,815
at least $12.00 but less than $14.00	981,654	13.37	628,259
at least $14.00 but less than $16.00	352,188	14.44	169,050
at least $16.00 but less than $18.00	219,250	16.55	70,160
at least $18.00 but less than $20.00	322,250	18.61	90,230
at least $20.00 and up to $21.50	208,250	20.79	48,580
Total	5,023,774	$12.68	3,442,657

Vesting Schedule
     New Options have vesting schedules that depend upon the vesting schedule of the Old Options as shown in the table below:

If the Old Option was:	Then the New Option will vest:
Granted three or more years prior to the New Grant Date	In four equal quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the New Grant Date

Granted two or more years but less than three years prior to the New Grant Date	In eight quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the New Grant Date

Granted more than one year but less than two years prior to the New Grant Date	In 12 quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the New Grant Date

Granted less than one year prior to the New Grant Date	In 16 quarterly installments, with the first quarterly installment vesting on the last day of the first full calendar quarter after the New Grant Date
     For example:
•	if an employee surrenders an Old Option granted more than three years prior to the New Grant Date and a New Option is granted on September 15, 2008, then the shares underlying the New Option will vest in four equal quarterly installments, with the first installment vesting on December 31, 2008

•	if an employee surrenders an Old Option that was granted two and one-half years prior to the New Grant Date and a New Option is granted on September 15, 2008, then the shares underlying the New Option will vest in eight equal quarterly installments, with the first installment vesting on December 31, 2008
     These vesting schedules were designed with the goal of promoting employee retention, because employees who choose to exchange their Old Options must remain at the Company for at least one year (and for up to four years in the case of Old Options granted within the year prior to the New Grant Date) from the New Grant Date in order to get the full benefit of those New Options.
Term
     Each New Option will have a term (i.e., an expiration date) that extends two years after the last vesting date of the New Option, subject to earlier expiration of the New Option upon termination of the employment of the employee. For example, if the final vesting date for a New Option is December 31, 2009, then the expiration date for the New Option will be December 31, 2011.
Tax Status
     As discussed below, the option exchange itself should be treated as a non-taxable exchange that will have no income tax effects on the Company, our shareholders or our employees.
Election to Participate
     Participation in the Option Exchange Program will be voluntary. Eligible employees will have the Election Period in which to determine whether they wish to participate. The election may be revoked prior to but not after the end of the Election Period.
New Plan Benefits
     Because an employee’s decision whether to participate in the Option Exchange Program is completely voluntary and subject to a number of factors outside our control, such as fluctuations in the Company’s stock price, we are not able to predict who or how many employees will elect to participate, how many Old Options will be surrendered for exchange or the number of New Options that may be issued. As previously noted, only employees other than executive officers are eligible to participate in the Option Exchange Program. Members of our Board, consultants to the Company and former employees will not participate. The information as of April 4, 2008 in the following table assumes: (i) a Threshold Price of $9.00, (ii) a closing sales price on the Determination Date of $8.33 or less, (iii) that all of the eligible Old Options are exchanged, and (iv) that New Options are granted in accordance with the applicable Exchange Ratio:

	Old Options		New Options
	Number of		Number of
	Shares		Shares
	Underlying	Range of	Underlying
Name and Principal Position	Options	Exercise Prices	Options(1)
All executive officers as a group(2)	0	—	0

All directors who are not executive officers as a group(3)	0	—	0

Employees as a group (excluding executive officers)	5,023,774	$9.00 to $21.50	3,442,657

(1)	The exercise price will be equal to the fair value of our Common Stock on the New Grant Date and, accordingly, cannot be determined at this time.

(2)	Executive officers are not eligible to participate in the Option Exchange Program. If executive officers were, however, permitted to participate, then based on the assumed Threshold Price and Determination Date, executive officers would have eligible “Old Options” to purchase a total of 1,364,000 shares at exercise prices ranging from $9.38 to $17.64 per share.

(3)	Our directors hold options under the Amended and Restated Non-Employee Director Equity Incentive Plan and are not eligible to participate in the Option Exchange Program.
Summary of U.S. Federal Income Tax Consequences
     The exchange of Old Options for New Options pursuant to the Option Exchange Program should be treated as a non-taxable exchange and the Company, our shareholders and our employees generally should recognize no income for U.S. federal tax purposes upon the surrender of Old Options and the grant of New Options. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences.
Accounting Impact
     On January 1, 2006, we adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). Under SFAS 123R we expect to recognize the incremental compensation cost of the New Options granted in the Option Exchange Program. The incremental compensation cost will be measured as the excess, if any, of the fair value of each New Option award granted to employees in exchange for surrendered Old Options, measured as of the date such new awards are granted, over the fair value of the original stock option grant surrendered in exchange for such new awards, measured immediately before the exchange. The incremental and remaining compensation expense associated with the Option Exchange Program will be recognized over the service period of such awards. If any portion of the New Option awards granted is forfeited prior to the completion of the service condition due to termination of employment, the compensation cost for the forfeited portion of the New Option award will not be recognized.
Potential Modification to Option Exchange Program to Comply with Governmental Requirements
     The terms of the Option Exchange Program will be described in an Offer to Exchange that will be filed with the SEC. Although we do not anticipate that the SEC would require us to modify the terms materially, it is possible that we will need to alter the terms of the Option Exchange Program to comply with comments from the SEC. In addition, we intend to make the Option Exchange Program available to our employees who are located outside the United States, where permitted by local law and where we determine it is feasible and practical to do so. It is possible that we may need to make modifications to the terms offered to employees in countries outside the U.S. to comply with local requirements, or for tax or accounting reasons.

Effect on Shareholders
     We are unable to predict the precise impact of the Option Exchange Program on our shareholders because we are unable to predict how many or which employees will exchange their eligible Old Options. Assuming a Threshold Price of $9.00, and a closing sales price on the Determination Date of $ 8.33 or less, if all eligible Old Options are exchanged, Old Options to purchase approximately 5,000,000 shares will be surrendered and cancelled, while New Options to purchase approximately 3,400,000 shares will be issued, resulting in a net reduction in the equity award overhang by approximately 1,600,000 shares or approximately 2.3% of the number of shares of our Common Stock outstanding as of April 4, 2008.
Effect on the 2008 Plan
     If the 2008 Plan is approved by our shareholders as set forth in Proposal 2, then 6,000,000 shares of Common Stock will be authorized for issuance thereunder. If the Option Exchange Program and the related amendment to the 2008 Plan are approved by our shareholders as set forth in this Proposal 3, then an additional 4,000,000 shares will be authorized for issuance under the 2008 Plan solely for the grant of New Options pursuant to the Option Exchange Program. In the event of such an increase, then on the earlier of (i) the one year anniversary of the Annual Meeting or (ii) 30 days following the New Grant Date , the total number of shares authorized for issuance under the 2008 Plan (i.e., 10,000,000) will be automatically reduced by the extent to which 4,000,000 exceeds the aggregate of (i) the number of shares subject to New Options outstanding on such date and (ii) the number of shares that have been issued upon the exercise of New Options prior to such date. Because the 1997 Plan terminates on May 1, 2008, all shares underlying the Old Options surrendered in the Option Exchange Program will be cancelled and not available for future issuance. Assuming: (i) the 2008 Plan is increased by 4,000,000 shares, (ii) a Threshold Price of $9.00, (iii) the closing sales price on the Determination Date is $ 8.33 or less, and (iv) all of the approximate 5,000,000 eligible Old Options under the 1997 Plan are surrendered and cancelled pursuant to the Option Exchange Program and approximately 3.400,000 New Options are granted and outstanding, then the number of shares available for issuance under the 2008 Plan would be decreased from 10,000,000 to 6,000,000 shares on the date of such automatic reduction.
     For a summary of the material terms of the 2008 Plan, see “PROPOSAL 2 – APPROVAL OF 2008 EQUITY INCENTIVE PLAN” above.

PROPOSAL 4 — RATIFICATION OF
APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
     The Audit Committee of our Board of Directors has appointed PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2008, and recommends that shareholders vote for the ratification of such appointment. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.
Fees Paid to PricewaterhouseCoopers LLP
     The following table sets forth the fees for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2007 and 2006:

Fee Category	2007	2006
Audit Fees	$1,330,384	$666,271
Audit-Related Fees	—	21,000
Tax Fees	100,471	256,327
All Other fees	1,500	1,500

Total fees	$1,432,355	$945,098

     Audit Fees were for professional services rendered for the audit of the Company’s annual consolidated financial statements, the review of the Company’s financial statements included in its quarterly reports on Form 10-Q and the audit of the Company’s internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. In addition, the 2007 and 2006 audit fees also include the performance by PricewaterhouseCoopers LLP of services relating to our accounting review related to revenue recognition with respect to Ixia’s software upgrade and support practices and the resulting restatement of Ixia’s previously reported financial results for the quarters ended March 31, 2006 and June 30, 2006 and for the other prior periods included in the amended reports filed by Ixia with the SEC in February 2007. These fees also include fees for services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements.
     Audit-Related Fees were for fees billed for professional services that are reasonably related to the performance by PricewaterhouseCoopers LLP of audit or review of consolidated financial statements but are not reported under “Audit Fees.” Such fees for 2006 were incurred in connection with acquisition-related work.
     Tax Fees were for professional services for state, federal and international tax compliance, tax advice and tax planning. In 2007, these fees consisted of $45,769 for tax audit services and $54,702 for state, federal and international tax compliance services. In 2006, these fees consisted of $94,755 for tax audit services, $154,452 for state, federal and international tax compliance services (including $32,000 relating to Ixia’s organization of a subsidiary in China) and $7,120 for tax advice and planning services.
     All Other Fees were for services other than the services reported above. In each of 2007 and 2006, these fees consisted of fees for accounting research literature.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm
     The Audit Committee pre-approves all audit and permissible non-audit services provided by the Company’s independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. In accordance with the Audit Committee’s Pre-Approval Policy, the Audit Committee has also delegated to the Chairman of the Audit Committee the authority to pre-approve services to be performed by the Company’s independent registered public accounting firm. The Audit Committee may also pre-approve particular services on a case-by-case basis. The independent registered public accounting firm and management periodically report to the Audit Committee regarding the extent of services provided by such firm in accordance with these pre-approvals and the fees for the services performed to date.
     The Audit Committee periodically reviews the audit and non-audit services performed by PricewaterhouseCoopers LLP, and the Audit Committee has considered whether the provision by PricewaterhouseCoopers LLP of non-audit services to the Company is compatible with maintaining the independence of PricewaterhouseCoopers LLP.
OTHER MATTERS
     We currently know of no matters to be submitted at the Annual Meeting other than those described in this proxy statement. If any other matters properly come before the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares they represent as the Board may recommend.

By Order of the Board of Directors

Ronald W. Buckly Corporate Secretary
Calabasas, California
April 23, 2008